Fiscal 2023 Annual Report

End-To-End Logistics Management and Advanced Product Traceability Solutions

SEC FORM 10-K

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File Number 001-39332

VERIFYME, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	23-3023677
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

801 International Parkway, Fifth Floor Lake Mary, FL	32746
(Address of Principal Executive Offices)	(Zip Code)

(585) 736-9400
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VRME	The Nasdaq Capital Market
Warrants to Purchase Common Stock	VRMEW	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or, an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐   Yes  ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant was $11,984,934 as of June 30, 2023. Shares of common stock held by executive officers and directors of the registrant have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. As of June 30, 2023, there were no persons known to the registrant to own 5% or more of the outstanding common stock, and therefore no other persons have been deemed affiliates of the registrant. This determination of affiliate status is not a conclusive determination for other purposes.

The registrant had 10,144,853 shares of common stock outstanding as of the close of business on March 18, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of VerifyMe, Inc.’s definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its 2024 annual meeting of stockholders are incorporated by reference into Part III Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (“Report”) includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical facts contained in this Report, including among others, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements.

Our actual results and financial condition may differ materially from those expressed or implied in such forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, but are not limited to, those factors set forth under Item 1A - Risk Factors and those other risks and uncertainties detailed in our periodic reports and registration statements filed with the Securities and Exchange Commission (“SEC”).  We caution that these risk factors may not be exhaustive.

All forward-looking statements in this Report are made only as of the date hereof or as indicated and represent our views as of the date of this Report or as indicated. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise, except as required by law.

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PART I

ITEM 1. BUSINESS.

Overview

VerifyMe, Inc. (“VerifyMe”) together with its subsidiaries, including PeriShip Global, LLC (“PeriShip Global”) and Trust Codes Global Limited (“Trust Codes Global”), (together the “Company,” “we,” “us,” or “our”), is a traceability and customer support services provider using specialized software and process technology. The company operates a Precision Logistics Segment and an Authentication Segment to provide specialized logistics for time-and-temperature sensitive products, as well as item level traceability, anti-diversion and anti-counterfeit protection, brand protection and enhancement technology solutions. Through our Precision Logistics segment, we provide a value-added service for sensitive parcel management driven by a proprietary software platform that provides predictive analytics from key metrics such as pre-shipment weather analysis, flight-tracking, sort volumes, and traffic, delivered to customers via a secure portal. The portal provides real-time visibility into shipment transit and last-mile events which is supported by a service center. Through our Authentication segment our technologies enable brand owners to gather business intelligence through the supply chain, cross-sell products, detect counterfeit activities, monitor product diversion, and build brand loyalty utilizing our unique dynamic codes which are read by consumers with their smart phones. Further information regarding our business segments is discussed below:

Precision Logistics: The Precision Logistics (formerly PeriShip Global Solutions) segment specializes in predictive analytics for optimizing delivery of time and temperature sensitive perishable products. We manage complex industry-specific shipping logistic processes that require critical time, temperature control and handling to prevent spoilage and extreme delivery times and brand impairment. Utilizing predictive analytics from multiple data sources including flight-tracking, weather, traffic, major carrier feeds, and time of day data, we provide our clients an end-to-end vertical approach for their most critical service delivery needs. Using our proprietary IT platform, we provide real-time information and analysis to mitigate supply chain flow interruption, as well as delivering last-mile resolution for key markets, including the perishable healthcare and food industries.

Through our proprietary PeriTrack ® customer dashboard, we provide an integrated tool that gives our customers an in-depth look at their shipping activities and allows them access to critical information in support of the specific needs of the supply chain stakeholders. We offer post-delivery services such as customized reporting for trend analysis, system performance reports, power outage maps, and other tailored reports.

Precision Logistics generates revenue from two business service models.

•	ProActive Service – clients pay us directly for carrier service coupled with our proactive logistics assistance.
•	Premium Service – clients pay us directly or through our carrier partner for our complete white-glove shipping monitoring and predictive analytics service. This service includes customer web portal access, weather monitoring, temperature control, full service center support and last mile resolution.

Products: The Precision Logistics segment includes the following bundled services as part of our service offerings to our customers:

•	PeriTrack ®: Our proprietary PeriTrack® customer dashboard was developed utilizing our extensive logistics operational knowledge. This integrated web portal tool gives our customers an in-depth look at their shipping activities based on real-time data. The PeriTrack® dashboard was designed to provide critical information in support of the specific needs of supply chain stakeholders and gives our customer resolution specialists a 360° view of shipping activity. PeriTrack® features tools tailored for shippers of perishable goods, which includes the In-Transit Shipment Tracker. This tool provides details on the unique shipper’s in-transit shipments, with the ability to select and analyze data on individual shipments.

•	Service Center: We have assembled a team of customer resolution specialists based in the U.S. This service team resolves shipping problems on behalf of our customers. The service center acts as a help desk and monitors shipping to delivery for our customers.

•	Pre-Transit Service: We help clients prepare their products for shipments by advising clients on packaging requirements for various types of perishable products. Each product type requires its own particular packaging to protect it during shipment, and we utilize our extensive knowledge and research to provide our customers with packaging recommendations to meet their unique needs.

•	Post-Delivery: We provide customized reporting for trend analysis, system performance reports, power outage maps, and many other reports to help our customers improve their processes and customer service outcomes.

•	Weather/Traffic Service: We have full-time meteorologists on staff to monitor weather. A package may experience a variety of weather conditions between the origin and destination, and our team actively monitors these conditions to maximize the number of timely and safely transmitted shipments. Similarly, traffic and construction also create unpredictable delays which our team works diligently to mitigate. If delays or other issues occur, we inform clients and work with them to proactively resolve such shipment issues.

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Authentication: The Authentication (formerly VerifyMe Solutions) segment specializes in traceability to connect brands with consumers through their product. This is critical in the current landscape of increased regulations, as well as increased counterfeit activity and product diversion. The ability to detect fraud or abnormal behavior while tracing an item’s journey from production through to the consumer’s hands provides consumers and brands the assurance they require. VerifyMe has custom software, patented technologies, and a cloud environment that combines machine learning and data science to meet the needs of consumers and brands. In addition, the personalized consumer experience with the brand creates a connection that increases brand perception and loyalty.

Products: We have a custom suite of products that offer clients traceability and brand solutions. These products are combined with “software as a service” or “SaaS” which is stored in the cloud and accessed through the internet.

•	VerifyMe Engage™ for brand enhancement allowing the brand owner to gather business intelligence and engage with customers
•	VerifyMe Authenticate™ using rare earth-based ink taggants for instant authentication of labels, packaging and products
•	VerifyMe Track & Trace™ for unit level traceability and supply chain control

Opportunities

Precision Logistics: Traditionally, most shipping businesses utilize the carrier’s data platform for tracking which generally informs the shipping enterprise, and their customers, when a package is in transit, when a package has been delivered, and some level of detail of the path which a package traveled. We believe taking the data feeds from a carrier and adding real-time visibility with predictive analytics and the human intervention factor of our service center gives us a competitive advantage against other third-party platforms that solely rely on the carrier’s data feeds. We utilize a variety of input sources beyond the carrier’s data feed. Our proprietary “Predictive Analytics” technology is fed real-time meteorology data, traffic and road construction data, and power grid information to help predict issues before they happen. If an alert is created the shipper and our service center will work to address the issue and save the perishable product from spoiling, saving the shipper significant costs and reducing the need to replace products that are no longer viable. We have meteorologists on staff that track world-wide weather patterns to address predicted issues before they happen. We believe the company has two significant areas of opportunity. First, our services are specifically designed to address the needs of small and medium size agriculture, food and beverage companies. Second, the pharmaceutical and healthcare industries represent significant opportunities due to the enhanced tracking and customer service associated with distribution of these products. We are focusing our sales emphasis on those industries. In addition, we believe that combining our authentication solutions into the product offering for Precision Logistics clientele, gives our Precision Logistics segment a competitive advantage to generate revenue by enhancing clients’ ability to grow revenue, gain business intelligence and build brand loyalty.

The U.S. logistics industry is facing an economic slowdown. We believe this represents an opportunity since major global carriers are cutting internal staff. These carriers are looking for lower cost alternatives to service their customers as well as partners that can help the carrier increase revenues. To maintain their credibility in the market, these carriers will need to ensure they meet their customers’ demands for time and temperature sensitive shipments, while maintaining their overheads. We believe outsourcing this function to our Precision Logistics segment provides the ideal solution for all parties involved.

Building logistics infrastructure is a capital-intensive process as the investment is locked in for a considerably long period. Due to the current economic environment, and our cost competitive offering, we believe companies will opt to outsource their precision logistics services to reduce their operational costs. The outsourcing of supply chain related and other logistics operations to service providers such as ours allows companies to improve the efficiency of their businesses by focusing their resources on core competencies.

Authentication: We believe the products in our Authentication segment have applications in many areas. Currently, we are aggressively marketing opportunities in the following areas:

•	Agriculture, Food and Beverage – Food safety is becoming more common as supply chains become more global and as imaging and manufacturing technology become more accessible. Food traceability, sustainability and carbon neutral production is becoming a significant consideration for brand and governments. We believe our unit level traceability and authentication solutions can help brands tell their story about sustainability and battle against tainted or substandard foods and beverages.
•	Pharmaceuticals/nutraceuticals – We believe counterfeit prescription pharmaceuticals and nutraceuticals are a growing problem, widely recognized as a public health risk and a serious concern to public health officials, private companies, and consumers. Counterfeiting can apply to both branded and generic products and counterfeit pharmaceuticals may include products with the correct ingredients but fake packaging, with the wrong ingredients, without active ingredients or with insufficient active ingredients. The United States enacted legislation requiring the implementation of a comprehensive system designed to combat counterfeit, diluted or falsely labelled pharmaceuticals, referred to as serialization or electronic pedigree (e-Pedigree). Our consumer facing visible codes and unique pigments embedded in the ink of a unique serialized barcode can provide a layered security foundation for a customer solution in this market. We are seeking to expand our business in this market and believe that as additional pharmaceutical companies seek to comply with the legislation, our products will provide attractive alternatives to address the need for product identifiers.

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•	Consumer Products – We believe our technology solutions are particularly suited for the cosmetics, health and beauty and apparel industries. We give the consumer the ability to test a product’s authenticity instantly with a smartphone. We can protect brand owners from liability litigation, product diversion and lost financial sales with our consumer facing visible codes and unique ink pigments which can be incorporated in dyes and used by manufacturers in these industries to combat counterfeiting and piracy of actual physical goods. Our pigments expressed as inks can also be used on packaging, as well as to track products that have been lost in transit, whether misplaced or stolen.

In addition, in each of these markets, our SaaS software allows brand owners and consumers to track the products and will alert the consumer or brand owner of product diversion with 24/7 monitoring. As each product has a unique code, this allows consumers and brand owners to authenticate the product in real time and link directly to the brand owner’s website for additional product information, discounts, and more.

Synergies: We believe that Precision Logistics and Authentication segments have synergistic product centric technology platforms and combined have a compelling technology offering for brand owners. For example, currently our Precision Logistics segment ships vaccines for major pharmaceutical companies. With the addition of our Authentication technology, we can add unit level traceability and authentication to protect clients’ vaccines from product diversion and sub-standard counterfeits. In addition, our Authentication segment brand enhancement solutions could give the Precision Logistics food and beverage clients the ability to gather rich business intelligence and build customer loyalty with engagement functions like videos, discounts, contests, recipes, etc.

Partnerships:

Precision Logistics has a direct partnership with a major global carrier company. This partnership includes the ability for both companies to white label each partner’s services. In addition, Precision Logistics has data feeds directly from the carrier into our proprietary logistics optimization software which provides shippers much more detailed information and predictive analytics on their shipment versus a standard shipping code look up which is provided by the carrier.

Our Authentication segment has a contract with HP Indigo, and a strategic partnership with INX, the third largest producer of inks in North America. We believe these partnerships can be used to enable brand owners to securely prevent counterfeiting, prevent product diversion and authenticate labels, packaging and products alleviating liability from counterfeit products that harm consumers.

Current Economic Environment

In response to market conditions and lower demand some carriers have implemented strategies to address a potential global recession. In April 2023, the major carrier that PeriShip Global partners with laid out steps it was taking to slash $4 billion in permanent costs by the end of its 2025 fiscal year in response to these market conditions and lower demand. In June 2023, the major carrier stated that due to ongoing demand its plans to ground 29 more aircraft in its fiscal year that started in June 2024. In mid-December 2023, the carrier forecasted a low single digit percentage decline in revenue year over year for 2024.

We have seen a softening in demand for some services related to high-end perishable items and cannabis products which seem to be impacted by reduced discretionary spending by U.S. consumers. While a recession, whether global or more localized to the U.S., may decrease the demand for our services that are more discretionary in nature, we believe that the internal cost cutting measures, if implemented by the major global carrier may benefit out-sourced service providers. We are working with this major global carrier to address their small and medium-sized business clients, which we believe is an underserved market and presents considerable growth opportunities for our Precision Logistics segment. However, we can provide no assurances that a decline in discretionary consumer spending will not have a negative impact on our revenues and results of operations.

Business Combinations

On March 1, 2023, we acquired, through Trust Codes Global, the business and certain assets of Trust Codes, a company specializing in brand protection, anti-counterfeiting and consumer engagement technology with an expertise in the food and agriculture industry. Trust Codes Global uses unique QR codes or IoT, coupled with GS1 standards to deliver cloud-based brand protection based on a unique per-item digital identity to protect brand and product authenticity, increase data visualization of a product through the end-to-end supply chain and creates a data driven engine to inform and educate consumers of the product. The purchase price was approximately $1.0 million which consisted of approximately $0.36 million in cash paid at closing, and 353,492 shares of restricted common stock of the Company, representing $0.65 million in stock consideration. In addition, the purchase agreement requires consideration contingent upon the achievement of earnings targets during a five-year period subsequent to the closing of the acquisition. The earn-out consideration estimated at $1.1 million at the acquisition date, however the maximum amount of the payment is unlimited. Trust Codes Global is included in the Authentication segment and the results of its operations are included in the consolidated financial statement beginning March 1, 2023.

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On April 22, 2022, we acquired, through PeriShip Global, the business and certain assets of PeriShip, LLC, a value-added service provider for time and temperature sensitive parcel management.  PeriShip Global provides shipping logistics services utilizing proprietary predictive analytics software and supporting service center services.  Using our proprietary IT platform, we provide real-time information and analysis to mitigate supply chain flow interruption, delivering last-mile resolution for key markets, including the perishable healthcare and food industries. The purchase price was $10.5 million which consisted of $7.5 million in cash paid at closing, a promissory note of $2.0 million with a fixed interest rate of 6% per annum on the unpaid principal balance, to be paid in three installments on the sixth, fifteenth, and eighteenth month anniversaries of the closing, and 305,473 shares of restricted common stock of the Company, representing $1.0 million in stock consideration. We expect that all of the goodwill recorded for financial statement purposes is deductible for tax purposes. The acquired PeriShip Global business is included in the Precision Logistics segment and the results of its operations have been included in the consolidated financial statements beginning April 22, 2022.

Seasonality

We experience seasonal fluctuations in our net revenues from sales in our Precision Logistics segment. Revenues from sales are generally higher in the fourth quarter than in other quarters due to increased holiday shipments. The seasonality of our business may cause fluctuations in our quarterly operating results.

Our Intellectual Property

Intellectual property is important to our business. As of December 31, 2023, our current patent and trademark portfolios consist of nine granted U.S. patents and two granted European patents, one validated in four countries (France, Germany, United Kingdom, and Italy), and the second patent validated in three countries (France, Germany, and United Kingdom), three pending U.S. and foreign patent applications, twenty-six registered U.S. trademarks (of which nineteen are in the name of VerifyMe, Inc., and seven trademarks were acquired through our wholly owned subsidiary, PeriShip Global), two EU trademark registrations, one Colombian trademark registration, one Australian trademark registration, one Japanese trademark registration, one Mexican trademark registration, one Singaporean trademark registration, two UK trademark registrations, seven NZ trademark registration (of which six are in the name of Trust Codes Limited and/or Trust Codes Global Limited), one OAPI (African Intellectual Property Organization) trademark registration (in the name of Trust Codes Global Limited), and two pending US and foreign trademark applications. The Company abandoned two patents during the year ended December 31, 2023.

While some of our granted patents are commercially ready, we believe that others may have commercial application in the future but will require additional capital and/or a strategic partner in order to reach the potential markets. All of our patents are related to the inventions described above. Our registered patents expire between the years 2024 and 2039. The expiration date of a pending application that matures into a registration depends upon the issuance date and any adjustment under 35 U.S.C. 154(b).

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It is cost prohibitive to register patents in every country. We continue to develop new technologies and we apply for patent protection for these technologies in countries with the most market potential and strong patent enforcement tools. When a new product or process is developed, we may seek to preserve the economic benefit of the product or process by applying for a patent in each jurisdiction in which the product or process is likely to be exploited.

The issuance of a patent is considered prima facie evidence of validity.  The granting of a patent does not prevent a third party from seeking a judicial determination that the patent is invalid. Such challenges to the validity of a patent are not uncommon and can be successful. There can be no assurance that a challenge will not be filed to one or more of our patents, if granted, and that if filed, such a challenge will not be successful.

We have trademarked the VerifyMeTM brand in the United States and have registered and pending applications with respect to our brand internationally. However, our name and brand could be confused with brands that have similar names, including but not limited to Verified.Me, a service offered to Canadians by SecureKey Technologies Inc. We are aware of names and marks similar to our service marks being used from time to time by other persons that could result in confusion and may diminish the value of our brands and adversely affect our business. See Item 1A “Risk Factors” for additional information regarding the risk of confusion of our name with other brands and other intellectual property risks.

Research and Development

Current research and development efforts are focused on expanding our technology into new areas of implementation and to develop unique customer applications. We spent approximately $107 thousand and $89 thousand during the years ended December 31, 2023, and 2022, respectively, on research and development.

Research in our Precision Logistics segment is currently focused on developing:

•	the ability to print labels utilizing our own label printing software rather than relying on a carrier’s print engine;
•	the imbedding of machine learning into our proprietary IT portal to expand and improve our predictive analytics capabilities; and
•	creating revenue from our weather analytics.

Research in our Authentication segment is currently focused on developing new innovative solutions, and enhancement of our existing solutions to counterfeiting and traceability so that we continue to expand what we believe is our long-term competitive advantage:

•	Novel new algorithms to combat counterfeit methods more effectively, including expanding the use of machine learning techniques to better identify counterfeit behaviors;

•	Improvement and enhancement of our smart production systems integration suite and its connection with critical expert partners;

•	New methods to verify and validate customers who onboard, including using deep learning models to validate both identity and claims;

•	Further development of our web app augmented reality/mixed reality capability, leveraging our unique technology in this area which we acquired with Trust Codes; and

•	New methods to detect and validate VerifyInk™ on customer packing to help expand the market for the VerifyInk™ product, and in line with our dual factor related patents.

VerifyMe continues to monitor the market for state-of-the-art innovation and may either develop, partner to deploy or seek to acquire new technologies, products and services in the future, if we believe it would provide a competitive market advantage and could be successfully monetized.

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Sales and Marketing Strategy

Business development and sales resources are aligned to support existing customer accounts and new customer development. We use social media channels, such as LinkedIn, Facebook and Twitter as a means of marketing our services. By staying in contact and engaging with customers, we are able to identify possible needs and look for opportunities to expand the services we are providing. We are currently revising and optimizing our websites to improve customer engagement and SEO. We believe many of the clients of PeriShip Global will benefit from the legacy VerifyMe business consumer engagement and food safety technologies. We will also continue to participate in trade show attendance which had declined during the height of the COVID pandemic.

In lieu of building, training, and supporting a world-wide internal sales force, we continue to have strategic partners who have existing relationships in their particular geographical locations. For our Authentication segment, these strategic partners have relationships with government and brands and include both paid and commissioned sales only contract arrangements.

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Competition

PeriShip Global has developed its own software portal with predictive analytics for weather, traffic, power grids, and data feeds it receives from one of the world’s largest logistics carriers. There are other companies that operate a similar business model, however most of these companies specialize in a particular field such as healthcare or non-perishable building materials. PeriShip Global is operating in all of the perishable segments. In addition, the major carriers such as FedEx, UPS and DHL all have internal operations servicing the critical time, temperature, and cold storage shipping segment, however we believe with the economic downturn, major carriers are seeking to outsource perishable shipping services rather than invest additional funds to provide internal support.

The market for protection from diversion, theft and forgery is a highly fragmented industry that includes smaller companies as well as a number of large, well-established companies. Security printing for currency production began in Europe over a century ago and has resulted in the establishment of old-line security printers which have branched out into brand and product protection as well. In North America, brand protection products, such as tamper-resistant packaging, security labels, and anti-theft devices are readily available and utilized on a widespread basis. In recent years, however, demand has increased for more sophisticated overt and covert security technologies with a strong desire for technologies that can provide variable images and data. Competitors can be segregated into the following groups: (i) security ink manufacturers who are generally well-established companies whose core business is manufacturing and selling printing inks; (ii) system integrators who have often evolved from other sectors in the printing industry, mainly security printing manufacturers, technology providers, or packaging and label manufacturers, and who typically offer a range of security solutions that enable them to provide a complete suite of solutions tailored to the customer’s specific needs and requirements; (iii) system consultancy groups who offer a range of technologies from several different providers and tailor specific solutions to end-users; (iv) traditional authentication technology providers which provide holograms and digital watermarking; (v) product diversion tracking providers which provide on-product and in-product tagging technologies; and (vi) traditional security printers whose core products are printing the world’s currencies. In general, we believe competition in our principal markets is primarily driven by product performance, features and liability; price; ease of implementation, technology effectiveness, digital instant verification; new laws and regulations; product innovation and timing of new product introductions; ability to develop, maintain and protect proprietary products and technologies; sales and distribution capabilities; technical support and service; brand loyalty; applications support; and breadth of product line.

Amazon has an anti-counterfeit service with their “Project Zero” brand protection system utilizing their “Transparency” serialization product. Amazon’s product serialization service provides a unique code for every unit that is manufactured, and the brand puts these codes on its products as part of its manufacturing process, which Amazon scans and verifies. Our traceability and authentication solutions are interoperable with Amazon’s Transparency solutions. While Amazon’s customers could use our solution when using Amazon, they would not be required to in order to use Amazon’s Transparency solutions. However, Amazon’s solution must be used within the Amazon ecosystem. Competition is building in the consumer engagement market as more companies enter the space but are using mainly NFC technology imbedded into apparel. In addition to this technology, we have the ability to print labels on more applications including fabrics and metals.

Some of our competitors have substantially greater financial, human and other resources than we have. As a result, we may not have sufficient resources to develop and market our services to the market effectively. We expect competition with our products and services to continue and intensify in the future.

Major Customers/Vendors

During the year ended December 31, 2023, one customer represented 17% of revenues and one customer represented 13% of revenues for the year ended December 31, 2022.

As of December 31, 2023, three customers made up 47% of accounts receivable. As of December 31, 2022, two customers accounted for 23% of total accounts receivable.

During the year ended December 31, 2023, and December 31, 2022, one vendor accounted for 99% of transportation costs, in our Precision Logistics segment.

Employees and External Sales Force

As of December 31, 2023, we employed approximately fifty persons and eight consultants. Of these employees, approximately forty were employed in our Precision Logistics operations and 10 were employed by our Authentication operations. Because of the nature of our business, many of our employees and consultants can, and do, conduct their work for us remotely.

We have also entered into commissioned sales contract arrangement with our strategic partner, HP Indigo.

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Available Information

We make available free of charge on our website, www.verifyme.com, all materials that we file electronically with the Securities and Exchange Commission (“SEC”), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. We have not incorporated by reference into this Report the information included, or that can be accessed through, our website and you should not consider it to be part of this Report.

The SEC maintains an Internet website, www.sec.gov that contains reports, proxy and information statements and other information that we file electronically with the SEC.

ITEM 1A. RISK FACTORS

Any investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all information contained in this Report, before you decide whether to purchase our securities. If any of the following risks or uncertainties actually occur, our business, financial condition, results of operations and prospects would likely suffer, possibly materially. In addition, the trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Relating to Our Business

We have engaged, and may engage in future, acquisitions or strategic partnerships that increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. For example, in April 2022, we acquired the business of PeriShip, LLC (“PeriShip”) through our wholly owned subsidiary PeriShip Global and in March 2023, we acquired the business of Trust Codes Limited, (“Trust Codes”) through our wholly owned subsidiary Trust Codes Global Limited (“Trust Codes Global”). To realize the anticipated benefits of these acquisitions, we must successfully integrate these businesses with ours. The integration of these businesses and any potential acquisition or strategic partnership entails numerous risks, including:

•	increased operating expenses and cash requirements;
•	the assumption of indebtedness or contingent liabilities;
•	dilution of our stockholder’s equity due to the issuance of additional equity securities;
•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships; and
•	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

9

Our Precision Logistics segment relies on one key strategic partner for shipping services for our customers and as a source for customers representing a substantial percentage of our revenues.

Our business is dependent, and we believe that it will continue to depend, on our relationship with one strategic partner. PeriShip Global partners with one major global carrier for all its customers’ shipping needs. While we work closely with this key strategic partner and have transportation services and pricing agreements in place covering the shipping services they provide to our customers, such agreements are subject to termination or modification from time to time. If our strategic partner is unwilling or unable to supply to us the shipping services we market and sell on acceptable terms, or at all, or otherwise elects to terminate its business relationship with us, we may not be able to obtain alternative shipping services from other providers on acceptable terms, in a timely manner, or at all, and our business may be materially and adversely impacted. We do not currently have any alternative shipping service suppliers from which we can obtain the shipping services we currently receive from our strategic partner. Establishing the necessary information technology infrastructure and business relationship with another shipping services provider would be costly and time consuming and may ultimately not be successful or cost-effective. Further, any increase in the prices charged by our single strategic partner or failure to perform by our strategic partner could cause our costs to increase or could cause us to experience short-term unavailability of shipping services on which our business relies.

In particular, delays and other shipping disruptions at our strategic partner significantly negatively impact our business. Our business involves the shipment of time and temperature sensitive goods, so our customers are significantly negatively impacted by delays and other shipping disruptions that cause product loss, spoilage and reputational harm. An increase in delays and other shipping disruptions on the part of our strategic partner could cause our clients to seek shipping solutions from our competitors who use alternative shipping service providers. If these events occur, it may reduce our profitability or may cause us to increase our prices. In addition, any material interruptions in shipping services by this strategic partner may result in significant cost increases and reduce sales, which could harm our business, financial condition and results of operations and may have a material adverse impact on our business.

In addition to relying on this strategic partner for shipping services, a significant portion of our revenue is generated through a service agreement pursuant to which this strategic partner resells our services to its customers under a “white label” arrangement. Under this arrangement we provide our logistics services to our strategic partner’s customers in exchange for a pre-negotiated service fee per shipment. Sales through our strategic partner accounted for approximately 17% of revenue of our Precision Logistics segment for the year ended December 31, 2023. If we fail to maintain certain minimum service level requirements related to our service with this strategic partner, it may terminate our agreement to provide them with such service. If our strategic partner terminates our agreement, requires us to renegotiate the terms of our existing agreement or we are unable to renew such agreement on mutually agreeable terms, no longer makes our services available to its customers, replaces our services with one or more competitors, develops and supplants our services for its own service offerings, or we experience a significant reduction in business from this strategic partner, our business, financial condition and results of operations would be materially adversely affected.

Our business is subject to seasonal trends.

Historically, our operating results in the Precision Logistics segment have been subject to seasonal trends when measured on a quarterly basis. Our first and second quarters have traditionally been the weakest compared to our third and fourth quarters. This trend is dependent on numerous factors including economic conditions, customer demand and weather. Because revenue is directly related to the available working days of shippers, national holidays and the number of business days during a given period may also create seasonal impact on our results of operations. After the winter holiday season and during the remaining winter months, our freight volumes are typically lower because some customers reduce shipment levels. In addition, a substantial portion of our revenue is derived from customers in industries whose shipping patterns are tied closely to consumer demand which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Severe climate conditions and other catastrophic events can have an adverse impact on our business.

Our business involves the shipment of time and temperature sensitive goods, so our customers are significantly negatively impacted by delays and other shipping disruptions that cause product loss, spoilage and reputational harm. Disasters, severe weather, public health issues, such as pandemics, earthquake, cyber-attack, heightened security measures, actual or threatened terrorist attack, strike, civil unrest, or other catastrophic event may cause shipment delays or an inability to ship, which could prevent, delay or reduce shipment volumes and could have an adverse impact on consumer spending and confidence levels, all of which could result in decreased revenues. In particular, certain weather-related conditions such as ice and snow can disrupt the operations of our carrier partners during the peak holiday season, which could have a disproportionately large negative impact on our business and revenues.

10

We operate in a highly competitive industry and our business may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors.

The transportation and logistics industry is highly competitive, cyclical, and is expected to remain so for the foreseeable future. The traceability and consumer engagement industry is also highly competitive. We face competition in all geographic markets and each industry sector in which we operate. We have and may face continued competition by strategic partners. Many of these competitors have significantly more resources and are actively pursuing acquisition opportunities and are developing new technologies to gain competitive advantages. The primary competitive factors are price and quality of service. Increased competition or our inability to compete successfully may lead to a reduction in our volume, reduced revenues, reduced profit margins, increased pricing pressure, or a loss of customer relationships, any one of which could affect our business and financial results. Numerous competitive factors could impair our ability to maintain our current profitability, including the following:

•	our competitors may periodically reduce their prices to gain business, especially during times of weak economic conditions, which may limit our ability to maintain or increase prices or impede our ability to maintain or grow our customer relationships;
•	our inability to achieve expected customer retention levels or sales growth targets;
•	we compete with many other transportation and logistics service providers, and companies providing traceability and consumer engagement solutions, which has included and may include our strategic partners, some of which have greater capital resources or lower cost structures than us;
•	our strategic partners may take steps to position their own product offerings as a replacement or competitor to our service offerings;
•	our inability to compete with existing and new entrants in the market that may offer similar services at lower cost or have greater technological capabilities;
•	customers may choose to provide for themselves the services that we now provide;
•	many customers periodically accept proposals from multiple carriers for their shipping needs, and this process may depress rates or result in the loss of some of our business to competitors; and
•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and
•	we may not have sufficient resources to develop and market our services effectively, or at all.

There can be no assurance that such competitive factors will not increase our cost of delivering our services to our customers, hinder our ability to deliver our services to our customers, entice our existing customers to discontinue using our services, or reduce the number of customers referred to us by strategic partners. Any of these factors could harm our business, financial condition and results of operations and may have a material adverse impact on our business.

The shipping and logistics industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us.

The shipping and logistics industry is rapidly evolving, including demands for faster deliveries and increased visibility into shipments. We expect to face significant competition on a local, regional, national and international basis. Competitors include the U. S. and other international postal services, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that have made and continue to make significant investments in their own logistics capabilities, some of whom are currently our customers. We also face competition from start-ups and other smaller companies that combine technologies with crowdsourcing to focus on local market needs. Competition may also come from other sources in the future as new technologies are developed. Competitors have cost, operational and organizational structures that differ from ours and may offer services or pricing terms that we are not willing or able to offer. Additionally, to sustain the level of service and value that we deliver to our customers, from time to time we may raise prices and our customers may not be willing to accept these higher prices. If we do not timely and appropriately respond to competitive pressures, including replacing any lost volume or maintaining our profitability, we could be materially adversely affected.

Damage to our brand image and corporate reputation could materially adversely affect us.

Our success depends on our ability to consistently deliver operational excellence and strong customer service. Our inability to deliver our services and solutions as promised on a consistent basis, or our customers having a negative experience or otherwise becoming dissatisfied, can negatively impact our relationships with new or existing customers and adversely affect our brand and reputation, which could, in turn, adversely affect revenue and earnings growth. Adverse publicity (whether or not justified) relating to activities by our employees, contractors, suppliers, agents or others with whom we do business, such as customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as Facebook, YouTube, Instagram, LinkedIn and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Damage to our reputation and loss of brand equity could have a material adverse effect on us, and could require additional resources to rebuild our reputation and restore the value of our brand.

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The Company has significant goodwill and other intangible assets, and future impairment of these assets could have a material adverse impact on the Company's financial results.

The Company has recorded significant goodwill and other identifiable intangible assets on its balance sheet as a result of its acquisition of the PeriShip business in 2022 and Trust Codes business in 2023. A number of factors may result in impairments to goodwill and other intangible assets, including significant negative industry or economic trends, disruptions to our business, increased competition and significant changes in the use of the assets. Impairment charges could adversely affect the Company's financial condition or results of operations in the periods recognized.

Our customers’ businesses may be negatively affected by various economic and other factors such as recessions, downturns in the economy, inflation, global uncertainty and instability, the effects of pandemics, changes in United States social, political, and regulatory conditions and/or a disruption of financial markets, which may decrease demand for our services or increase our costs.

Adverse economic and other conditions, both in the United States and internationally, can negatively affect our customers’ business levels, the amount of logistics services they need, their ability to pay for our services and overall freight levels, any of which might impair our profitability. For example, inflation and uncertainty and instability in the global economy and geopolitical events may lead to fewer goods being transported. Many of the products our clients ship are luxury or discretionary products and the demand for such products may decrease in adverse economic times. Further, when adverse economic times arise, customers may select competitors that offer lower rates or choose to ship their goods without logistical support in an attempt to lower their costs. These and other economic factors such as recessions could have an adverse effect on our business, financial conditions and results of operations and we might be forced to lower our rates or lose customers.

Overall economic conditions that reduce freight volumes could have a material adverse impact on our operating results and ability to achieve growth.

We are sensitive to changes in overall economic conditions that impact customer shipping volumes. The transportation and logistics industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation and other economic factors beyond our control. Changes in U.S. trade policy could lead to ‘trade wars’ impacting the volume of economic activity in the United States, and as a result, shipping volumes may be materially reduced. Such a reduction may materially and adversely affect our business.

Reductions in discretionary consumer spending could have an adverse effect on our business, financial condition, and results of operations.

The services and products we provide are sensitive to reductions from time to time in discretionary consumer spending. For example, demand for high-end perishable items, and subsequently the demand for shipping, brand protection, and other services related to such, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce consumer’s disposable income or result in a decrease in demand for our services and products. As a result, we cannot ensure that demand for our services and products will materialize or remain constant. In response to market conditions and lower demand some carriers have implemented strategies to address a potential global recession. In April 2023, the major carrier that PeriShip Global partners with laid out steps it was taking to slash $4 billion in permanent costs by the end of its 2025 fiscal year in response to these market conditions and lower demand. In June 2023, the major carrier stated that due to ongoing demand its plans to ground 29 more aircraft in its fiscal year that started in June 2024. In mid-December 2023 the carrier forecasted a low single digit percentage decline in revenue year over year for 2024.

We have seen a softening in demand for some services related to high-end perishable items which seem to be impacted by reduced discretionary spending by U.S. consumers. While a recession, whether global or more localized to the U.S., may decrease the demand for our services that are more discretionary in nature, we believe that the internal cost cutting measures, if implemented by the major global carrier may benefit out-sourced service providers, including PeriShip Global. Additionally, PeriShip Global is working with this major global carrier to address their small and medium sized business clients, which we believe is an underserved segment and presents considerable growth opportunities for PeriShip Global. However, we can provide no assurances that a decline in discretionary consumer spending will not have a negative impact on our revenues and results of operations. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, could lead to a further reduction in consumer discretionary spending and have an adverse effect on our business, financial condition, and results or operations.

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Global supply-chain delays and shortages may adversely impact our customers or potential customers.

Global supply-chain delays and shortages, which are out of our control, are currently affecting a wide variety of businesses globally including one of our customers. Supply-chain delays shortages may affect our customers or potential customers which would adversely affect our operations.

We have a history of losses and we may never achieve or maintain profitability.

Since our inception, we have incurred operating losses in each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. In addition, we have made significant expenditures on acquisitions and may continue to complete acquisitions in the future. We expect to continue to incur expenditures to develop and market our services and to make acquisitions and could continue to incur operating losses and negative operating cash flow. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our ability to generate profits will depend, in part, on our expenses and our ability to generate revenue. Our prior losses and any future losses have had and may continue to have an adverse effect on our working capital. If we fail to generate revenue and become profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

Our net operating loss carryforwards ("NOLs"), and certain other tax attributes could be unavailable to offset future income tax liabilities because of restrictions under U.S. tax law. Under the Tax Cuts and Jobs Act, or the TCJA, federal NOLs generated in tax years ending after December 31, 2017, may be carried forward indefinitely. The carryforwards are limited to 80% of each subsequent year's net income.

In addition, Sections 382 and 383 of the Code, contain rules that limit the ability of a corporation that undergoes an "ownership change" (generally, any change in ownership of more than 50% of the corporation's stock over a three-year period) to utilize its pre-change NOLs and tax credit carryforwards to offset future taxable income. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a corporation and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of NOLs and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long-term, tax-exempt rate and the value of the corporation's stock immediately before the ownership change. The Company completed an IRC Section 382 analysis in 2022, and determined that an ownership change occurred sufficient to impose additional limitations on the use of NOL carryforwards. The Company has not completed an IRC Section 382 analysis in 2023. In the event future ownership changes are determined, we might be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire, in which event we could incur larger federal and state income tax liabilities than we would have had we not experienced an ownership change.

Because our name and brand could be confused with brands that have similar names, we may be adversely affected by any confusion or negative publicity related to others that use a name similar to VerifyMe in their brand names.

We have trademarked the VerifyMeTM brand in the United States and have pending applications with respect to our brand internationally. However, our name and brand has been and could be in the future confused with brands that have similar names, including but not limited to Verified.Me, a service offered to Canadians by SecureKey Technologies Inc. and www.verifyme.ng, a website offering verification services in Nigeria. We have deleted classifications in our Canada trademark application for the VerifyMe name, in an effort to avoid confusion with the prior-registered SecureKey trademark. We have also attempted to contact the operators of the Nigeria website to resolve the confusion caused there but to date have been unsuccessful in our efforts. Further, we have registered certain trademarks and service marks in the United States and foreign jurisdictions. We are aware of names and marks similar to our service marks being used from time to time by other persons. Although we oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademarks or service marks may diminish the value of our brands and adversely affect our business.

If our technologies do not work as anticipated once we achieve meaningful sales, we will not be successful.

Our business depends on our ability to market and sell our technology. Without material sales and acceptance from customers with respect to our technologies, we will not be successful. We can provide no assurances that the market will accept our products or that we will achieve any meaningful sales.

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If our technology cannot be used successfully to proactively provide analytics logistics management, we may not be able to generate material revenue.

Our proprietary technology is the core of our PeriShip Global operations. The failure of our technology will result in the stoppage of our operation. Due to the fact our business is the monitoring of time sensitive goods movement, any stoppage will result in the financial loss and service liability damage. In order to stay competitive, we need to ensure the continuity and the timeliness of our service, it is essential that the technology platform has redundancy built in, high performing and scalable.

Because many of our current and target customers are large companies, their internal policies and resistance to change may impair our ability to successfully commercialize our products.

Our ability to become successful and generate positive cash flow will be dependent upon the extent of commercialization of products using our technology. Commercialization of new technology products often has a very long lead time. This problem is exacerbated when customers are large entities. Our current and target customers are large entities. These factors may adversely affect our ability to commercialize our technologies, or any products or services related to our technologies. Further, we cannot assure you that commercialization will result in profitability.

Our future growth will depend upon the success of our strategic partners who integrate our solutions into their product offerings.

We rely on strategic partnerships with one large logistics carrier for our Precision Logistics segment and larger companies which integrate our technologies into their product offerings for our legacy Authentication segment. These strategies leave us largely dependent upon the success of our partners. If any of our strategic partners who include our technology in their products cease to do so, or we fail to obtain other partners who will incorporate, embed, integrate or bundle our technology, or these partners are unsuccessful in their efforts, expanding deployment of our technology, our business and future growth would be materially and adversely affected.

If we cannot manage our growth effectively, we may not become profitable.

Businesses which grow rapidly often have difficulty managing their growth. If we continue to grow as rapidly as we anticipate, we will need to expand our management by recruiting and employing experienced key employees capable of providing the necessary support. We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could harm our financial condition and ability to become profitable.

We will need to expand our sales, marketing and support organizations and our distribution arrangements to increase market acceptance of our products and services.

We currently have a limited number of sales, marketing, customer service and support personnel and may need to increase our staff, or further outsource our sales process, to generate a greater volume of sales and to support any new customers or the expanding needs of existing customers. The employment market for sales, marketing, customer service and support personnel in our industry is very competitive, and we may not be able to hire the kind and number of sales, marketing, customer service and support personnel we are targeting. Our inability to hire or outsource qualified sales, marketing, customer service and support personnel may harm our business, operating results and financial condition. We may not be able to sufficiently build out our distribution network or enter into arrangements with qualified sales personnel on acceptable terms or at all. If we are not able to develop greater distribution capacity, we may not be able to generate sufficient revenue to continue our operations.

If we fail to protect or enforce our intellectual property rights, or if the costs involved in protecting and defending these rights are prohibitively high, our business and operating results may suffer.

Our patent rights, trade secrets, copyrights, trademarks, domain names and other product rights are critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We may enter into confidentiality and invention assignment agreements with our employees and confidentiality agreements with parties with whom we conduct business to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

As management deems appropriate, we will pursue the registration of our domain names, trademarks, and service marks in the U.S. and in certain locations outside the U.S. We will seek to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. It may be expensive and cost prohibitive to file patents worldwide and we may be financially required to file patents in select countries where we see the greatest potential for our technologies. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

14

If we are required to sue third parties who we allege are violating our intellectual property rights, or if we are sued for violating a third party’s patents or other intellectual property rights, we may incur substantial expenses, and we could incur substantial damages, including amounts we cannot afford to pay.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Patent and intellectual property litigation is extremely expensive and beyond our ability to pay. While third parties do, under certain circumstances, finance litigation for companies that file suit, we cannot assure you that we could find a third party to finance any claim we choose to pursue. Moreover, third parties frequently refuse to finance companies that are sued. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enforce our intellectual property rights, our business and operating results may be harmed.

From time-to-time, we may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and inactive entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new feature or product, stop offering certain features or products, pay royalties or significant settlement costs, purchase licenses or modify our products and features.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

SOX requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our management concluded that our disclosure controls and procedures were effective as of December 31, 2023. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC.

Material weaknesses in our disclosure controls and internal control over financial reporting may be identified in the future.  Any failure to maintain existing or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. If we are unable to effectively remediate material weaknesses in a timely manner, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

15

Because we do business outside of the United States, we may be exposed to liabilities under the Foreign Corrupt Practices Act, violations of which could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations and agreements with third parties and make sales in jurisdictions which may be subject to corruption. These activities create the risk of unauthorized payments or offers of payments by one of the employees, consultants or agents of our Company, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our business depends on our ability to successfully develop, implement, maintain, upgrade, enhance, protect and integrate information technology systems.

We rely heavily on the proper functioning and availability of our information technology systems for our operations as well as for providing value-added services to our customers. Our information systems are integral to the efficient operation of our business. We strive to be best in class, and in order to do so, we must correctly interpret and address market trends and enhance the features and functionality of our technology platform in response to these trends, which may lead to significant ongoing software development costs and capital investments in information technology infrastructure. We may be unable to accurately determine the needs of our customers and integrate cohesively with our key strategic partner, and identify the trends in the transportation services industry, in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, external and internal risks, such as malware, insecure coding, “Acts of God,” data leakage and human error pose a direct threat to our information technology systems and operations. We may also be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost. We must maintain and enhance the reliability and speed of our information technology systems to remain competitive and effectively handle higher volumes of shipments. If our information technology systems are unable to manage additional volume for our operations as our business grows, or if such systems are not suited to manage the various service modes we offer or businesses we acquire, our service levels and operating efficiency could decline. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers’ and strategic operating partners’ demands, our business and results of operations could be seriously harmed. This could result in a loss of customers or a decline in the volume of shipments we receive from customers.

Our information technology systems also depend upon the Internet, third-party service providers, global communications providers, satellite-based communications systems, the electric utilities grid, electric utility providers and telecommunications providers as well as their respective vendors. The services and service providers have all experienced significant system failures and outages at some point in the past. We have minimal control over the operation, quality, or maintenance of these services or whether vendors will improve their services or continue to provide services that are essential to our business. Disruptions due to transitional challenges in upgrading or enhancing our technology systems; failures in the services upon which our information technology platforms rely, including those that may arise from adverse weather conditions or natural calamities, such as floods, hurricanes, earthquakes or tornadoes; illegal acts, including terrorist attacks; human error or systems modernization initiatives; and/or other disruptions, may adversely affect our business, which could increase our costs or result in a loss of customers that could have a material adverse effect on our results of operations and financial position.

Our information technology systems are subject to cyber and other risks some of which are beyond our control. A security breach, failure or disruption of these services could have a material adverse effect on our business, results of operations and financial position.

Our information systems are integral to the efficient operation of our business and handle sensitive customer and shipment data. It is critical that the data processed by these systems remain secure, as it often includes competitive customer information, confidential transaction data, employee records and key financial and operational results and statistics. The sophistication of efforts by hackers, foreign governments, cyber-terrorists, and cyber-criminals, acting individually or in coordinated groups, to launch distributed denial of service attacks, ransomware or other coordinated attacks that may cause service outages, gain inappropriate or block legitimate access to systems or information, or result in other business interruptions has continued to increase in recent years. We utilize third-party service providers who have access to our systems and certain sensitive data, which exposes us to additional security risks, particularly given the complex and evolving laws and regulations regarding privacy and data protection. While we and our third-party service providers have experienced cyber-attacks and attempted breaches of our and their information technology systems and networks or similar events from time to time, no such incidents have been, individually or in the aggregate, material to us. Cyber incidents that impact the security, availability, reliability, speed, accuracy or other proper functioning of our systems, information and measures, including outages, computer viruses, theft or misuse by third parties or insiders, break-ins and similar disruptions, could have a significant adverse impact on our operations.

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It is difficult to fully protect against the possibility of power loss, telecommunications failures, cyber-attacks, ransomware and other cyber incidents in every potential circumstance that may arise. A significant cyber incident, including system failure, security breach, disruption by malware or ransomware, or other damage, could interrupt or delay our operations, damage our reputation and brand, cause a loss of customers, expose us to a risk of loss or litigation, result in regulatory scrutiny, investigations, actions, fines or penalties and/or cause us to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on our results of operations and financial position. Furthermore, any failure to comply with data privacy, biometric privacy, data security or other laws and regulations could result in claims, legal or regulatory proceedings, inquiries or investigations. To comply with this changing landscape, we may be required to further segregate our systems and operations, implement additional controls, or adopt new systems, all of which could increase the cost and complexity of our operations. In addition, our insurance is intended to address costs associated with aspects of cyber incidents, network failures and privacy-related concerns, may not sufficiently cover all types of losses or claims that may arise.

Evolving regulations concerning data privacy may result in increased regulation and different industry standards, which could prevent us from providing our current products to our users, or require us to modify our products, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny, and civil claims alleging liability for the breach of data privacy have been asserted against companies. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices.

Many jurisdictions have already taken steps to restrict and penalize companies that collect and utilize information from their users and the general public. For example, in May 2018 the European Union made sweeping reforms to its existing data protection legal framework by enacting the General Data Protection Regulation (the “GDPR”), which resulted in a greater compliance burden for many companies with users in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are broader and more stringent than those previously in place in the European Union and in most other jurisdictions around the world. The GDPR also imposes significant penalties for non-compliance, including fines of up to €20 million or 4% of total worldwide revenue.

Additionally, we may be subject to increasingly complex and expansive data privacy regulations within the United States. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which became effective in 2020. The CCPA requires covered companies to provide California consumers with disclosures and expands the rights afforded consumers regarding their data. Fines for noncompliance of the CCPA can be as high as $8 thousand per violation. Since the CCPA was enacted, Nevada and Maine have enacted similar legislation designed to protect the personal information of consumers and penalize companies that fail to comply, and other states have proposed similar legislation. The costs of compliance with, and other burdens imposed by, the GDPR, CCPA, and similar laws may limit the use and adoption of our products and services and/or require us to incur substantial compliance costs, which could have a material adverse impact on our business.

We rely on the services of third-party data center hosting facilities. Interruptions or delays in those services could impair the delivery of our service and harm our business.

We utilize cloud computing technology. It is hosted pursuant to agreements on technology platforms by third-party service providers. We do not control the operation of these providers or their facilities, and the facilities are vulnerable to damage, interruption or misconduct. Unanticipated problems at these facilities could result in lengthy interruptions in our services. If the services of one or more of these providers are terminated, disrupted, interrupted or suspended for any reason, we could experience disruption in our ability to provide our services, which may harm our business and reputation. Further, any damage to, or failure of, the cloud services we use could result in interruptions in our services. Interruptions in our service may damage our reputation, reduce our revenue, cause customers to terminate their agreements and adversely affect our ability to attract new customers. While we believe our strong partnerships reduce our risk, our business would be harmed if our customers and potential customers believe our services are unreliable. Additionally, if our service providers fail to meet their obligations, provide poor, inaccurate or untimely service, or we are unable to make alternative arrangements for these services, we may fail, in turn, to provide our services or to meet our obligations to our users, and our business, financial condition and operating results could be materially and adversely affected.

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Fluctuations in labor costs, changes in the availability of key suppliers, or catastrophic events may increase the cost of our products and services.

Increases in labor costs might be difficult to pass on to our customers. In our Authentication segment (formerly VerifyMe Solutions segment), security pigments, ink canisters, labels and bar codes are key elements in the cost of our products. Our inability to offset material price inflation could adversely affect our results of operations. We rely on one global carrier for transportation services, one supplier to procure our raw materials, one strategic partner to produce our ink canisters, and it is difficult to predict what effects shortages or price increases for the raw materials we use to make our products may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our supplier’s inability to scale production and adjust delivery during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under current contracts or enter new contracts to sell our products, which would, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships.

Our ability to become profitable is largely dependent upon our ability to continually improve our platforms and acquiring new customers in increasingly competitive markets.

Our ability to become profitable depends upon a number of factors, including our ability to (i) identify and evolve with emerging technological and broader industry trends, (ii) develop and maintain competitive products, (iii) defend our market share against an ever-expanding number of competitors including many new and non-traditional competitors, (iv) enhance our products by adding innovative features that differentiate our products from those of our competitors and prevent commoditization of our products, (v) develop, manufacture and bring compelling new products to market quickly and cost-effectively, (vi) monitor disruptive technologies and business models, (vii) achieve sufficient return on investment for new products introduced based on capital expenditures and research and development spending, (viii) respond to changes in overall trends related to end market demand, (ix) leverage our strategic partnerships to develop and commercialize new and existing products and (x) attract, develop and retain individuals with the requisite skill, expertise and understanding of customers’ needs to develop new technologies and introduce new products and sell our current products. The failure of our technologies or products to gain market acceptance due to more attractive offerings by our competitors or the failure to address any of the above factors could significantly reduce our revenues and adversely affect our competitive standing and prospects.

The expenses or losses associated with lack of widespread market acceptance of our solutions may harm our business, operating results and financial condition.

Rapid technological changes and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. To the extent we fail to introduce new and innovative products, we may lose any market share we have to our competitors, which may be difficult or impossible to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could harm our business. Additionally, we may experience delays in the development and introduction of products, we may be unable keep pace with the rapid rate of change in anti-counterfeiting and security products’ research, and any new products acquired or developed by us may not meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop new products to meet market demands, our business could be materially adversely affected.

Foreign Currency Exchange Rate Risk

We operate in the US and New Zealand, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our foreign currency exposure primarily relates to intercompany receivables and payables and third-party receivables and payables that are denominated in currencies other than the functional currency of our legal entities. Our largest foreign currency exposure is unsettled intercompany payables and receivables which are reviewed on a regular basis. Gains and losses from foreign currency transactions are included in “General and administrative” on our Consolidated Statements of Operations.

Our foreign subsidiary operates in a currency other than the United States dollar; therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our operating results and the value of our balance sheet items denominated in foreign currencies. Our most significant exposures to translation risk relates to functional currency assets and liabilities that are denominated in the New Zealand dollar. The changes in the net investment of our foreign subsidiary are reflected in "Foreign currency translation adjustments” on our Consolidated Statements of Comprehensive Loss. We have not used any exchange rate hedging programs to mitigate the effect of exchange rate fluctuations.

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Risks Relating to our Common Stock

Upon exercise of our outstanding options or warrants, conversion of our Series B Convertible Preferred Stock, conversion of our Convertible debt, vesting of our restricted stock units, and issuance of shares relating to the Trust Codes earnout, we will be obligated to issue a substantial number of additional shares of common stock which will dilute our present shareholders.

We are obligated to issue additional shares of our common stock in connection with our outstanding options, warrants and shares of our Series B Convertible Preferred Stock. For the years ended December 31, 2023, there were approximately 8,286,000 anti-dilutive shares consisting 1,439,000 unvested performance restricted stock units, 816,000 restricted stock units, restricted stock awards and options under the stock purchase plan, 301,000 shares issuable upon exercise of stock options, 4,629,000 shares issuable upon exercise of warrants, 957,000 shares issuable upon conversion of convertible debt, and 144,000 shares issuable upon conversion of preferred stock. As of December 31, 2023, there were no shares issuable related to the Trust Codes earnout. The exercise, conversion or exchange of warrants or convertible securities, including for other securities, will cause us to issue additional shares of our common stock and will dilute the percentage ownership of our shareholders. In addition, we have in the past, and may in the future, exchange outstanding securities for other securities on terms that are dilutive to the securities held by other shareholders not participating in such exchange.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of large blocks of our common stock could depress the price of our common stock. The existence of these shares and shares of common stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock, warrants and options create a circumstance commonly referred to as an “overhang” which can act as a depressant to our common stock price. The existence of an overhang, whether or not sales have occurred or are occurring, also could make our ability to raise additional financing through the sale of equity or equity-linked securities more difficult in the future at a time and price that we deem reasonable or appropriate. If our existing shareholders and investors seek to sell a substantial number of shares of our common stock, such selling efforts may cause significant declines in the market price of our common stock.

Our common stock may be affected by limited trading volume and price fluctuations, which could adversely impact the value of our common stock.

Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to periodically enter the market in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our common stock will be stable or appreciate over time.

Because we may issue preferred stock without the approval of our shareholders and have other anti-takeover defenses, it may be more difficult for a third party to acquire us and could depress our stock price.

In general, our Board of Directors may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share, although the Company’s ability to designate and issue preferred stock is currently restricted by covenants under our agreements with prior investors. Without these restrictions, our Board of Directors could issue preferred stock to investors who support us and our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

Because we do not intend to pay cash dividends on our shares of common stock, any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a de-listing of our common stock and certain warrants.

The Nasdaq Capital Market requires that the trading price of its listed stocks remain above one dollar in order for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from the Nasdaq Capital Market. In addition, to maintain a listing on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and warrants and would impair your ability to sell or purchase our common stock or warrants when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock or warrants to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

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Provisions of our publicly traded warrants could discourage an acquisition of us by a third party. In addition to certain provisions of our amended and restated articles of incorporation, as amended, and our amended and restated by-laws, certain provisions of our outstanding warrants could make it more difficult or expensive for a third party to acquire us. The warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants. These and other provisions of the warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

Risks Relating to our Debt

If we do not timely pay amounts due and comply with the covenants under our debt facilities, our business, financial condition and results of operations may be adversely impacted.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Term Note, among other things, requires high interest payments, and both the Term Note and the PNC Facility place encumbrances on our assets, and subject us to restrictive covenants that limit our operating flexibility. Additionally, under the terms of the Term Note, the Company is required to make monthly loan principal payments of $41,667 per month plus interest, through September 15, 2026.

The terms of the Term Note and the PNC Facility have been structured in such a way that, if we default under one, we will also default under the other. In the event of a continuing default, our senior secured lenders would have the right to accelerate the then-outstanding amounts under each such facility and to exercise their respective rights and remedies to collect such amounts, which would include foreclosing on collateral constituting substantially all of our assets and the assets of our PeriShip Global subsidiary. Any continuing default on the Term Note or the PNC Facility could result in the outstanding principal balance under each such facility becoming immediately due and payable, which could harm our business, financial condition and results of operations and may have a material adverse impact on our business.

On August 25, 2023, the Company entered into a Convertible Note Purchase Agreement with certain investors for the sale of convertible promissory notes for the aggregate principal amount of $1,100 thousand. The notes are subordinated unsecured obligations of the Company and accrue interest at a rate of 8% per year payable semiannually in arrears. The notes will mature on August 25, 2026, unless earlier converted or repurchased at a conversion price of $1.15 per share of common stock. Although we believe the majority of our investors will choose to convert into shares, if this does not occur, this may have a material adverse impact on our cash and as a result, a material adverse impact on our business.

Our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

We are generally subject to risks associated with debt financing. These risks include: (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance existing indebtedness or the terms of any refinancing may be less favorable to us than the terms of existing debt; (3) debt service obligations could reduce funds available for other uses such as growing our business; (4) any default on our indebtedness could result in acceleration of those obligations and possible loss of assets or capital; and (5) the risk that necessary capital expenditures cannot be financed on favorable terms. Any of these risks could place strains on our cash flows, reduce our ability to grow, and adversely affect our results of operations.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

Our existing debt agreements contain, and future debt agreements may contain, financial and/or operating covenants including, among other things, certain coverage ratios, as well as limitations on the ability to incur additional secured and unsecured debt, and/or otherwise affect our distribution and operating policies. These covenants may limit our operational flexibility and acquisition and disposition activities. Moreover, if any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default. A default under one of our debt agreements could result in a cross-default under other debt agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral, and enforce their respective interests against existing collateral. The terms of the Term Note and the PNC Facility have been structured in such a way that, if we default under one, we will also default under the other. In the event of a continuing default, our senior secured lenders would have the right to accelerate the then-outstanding amounts under each such facility and to exercise their respective rights and remedies to collect such amounts, which would include foreclosing on collateral constituting substantially all of our assets and the assets of our PeriShip Global subsidiary As a result, a default under applicable debt covenants could have an adverse effect on our financial condition or results of operations. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders.

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ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

Cyber criminals are becoming more sophisticated and effective every day, and they are increasingly targeting enterprise software companies. All companies utilizing technology are subject to threats of breaches of their cybersecurity programs. To mitigate the threat to our business, we have begun to establish a comprehensive approach to cybersecurity risk management and hold securing the data customers and other stakeholders entrust to us as one of our top priorities. As described in more detail below, we have established policies, standards, processes and practices for testing, training, and monitoring material risks from cybersecurity threats. We have devoted financial and personnel resources to implement security measures to meet regulatory requirements and customer expectations, and we intend to continue to make investments to maintain the security of our data and cybersecurity infrastructure. There can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. Although our Risk Factors include further detail about the material cybersecurity risks we face, we believe that risks have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

We are in the process of establishing controls and procedures designed to ensure prompt escalation of material cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board in a timely manner. We intend to continue to review and enhance our incident response and recovery plan for the Company Our policies require each of our employees to contribute to our data security efforts. We regularly remind employees of the importance of handling and protecting customer and employee data, including through annual privacy and security training to enhance employee awareness of how to detect and respond to cybersecurity threats. Our incident response and recovery plans and policies will address — and guide our employees, management and the Board on our response to a cybersecurity incident.

Our cybersecurity policies, standards, processes and practices are also assessed by third party cybersecurity providers. These assessments include a variety of activities including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness.

Governance

Our Board of Directors is responsible for monitoring and assessing strategic risk exposure related to cybersecurity risks, and our executive officers are responsible for the day-to-day assessment and management of the material risks we face. Our Board of Directors administers its cybersecurity risk oversight function directly as a whole.

Currently, Jack Wang, our chief information officer of our subsidiary PeriShip Global, has primary responsibility for managing material cybersecurity risks over our Precision Logistics Segment while Paul Ryan, Executive Vice President, Authentication Segment, has the primary responsibility for assessing and managing material cybersecurity risks over our Authentication Segment. Mr. Wang holds an undergraduate and master’s degree in computer science. Our CIO has served in various roles in information technology and security for over 20 years. Mr. Ryan has 30 years of experience in global software and technology businesses. Both Mr. Wang and Mr. Ryan are responsible for reporting any cybersecurity related incidents to our executive officers. Our executive officers are responsible for reporting material cybersecurity related incidents to our Board of Directors. We intend to review our current reporting structure and may implement other structures governing the day-to-day management and reporting of cybersecurity risks.

ITEM 2. PROPERTIES.

We do not own any significant real property, but one of our subsidiaries leases approximately 5,000 square feet of primarily office space in Connecticut used in connection with our Precision Logistics segment. The lease expires in 2027. Our Trust Codes subsidiary leases premises approximately 2,000 square feet located in New Zealand. The lease expires in 2026. We believe that our properties have been well maintained, are suitable and adequate for us to operate and upon expiration of this lease, we do not anticipate any difficulty in obtaining renewals or alternative space.

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ITEM 3. LEGAL PROCEEDINGS.

From time-to-time, we may be a party to, or otherwise involved in, legal proceedings arising in the ordinary course of business. As of the date of this Report, we are not aware of any proceedings, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

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PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock, par value $0.001 per share, and warrants to purchase common stock are traded on The Nasdaq Capital Market under the trading symbols “VRME” and “VRMEW,” respectively.

Common Shareholders

As of March 18, 2024, we had approximately 1,450 shareholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, this number is not indicative of the total number of shareholders represented by these shareholders of record.

Dividends

We have never declared or paid a cash dividend. At this time, we do not anticipate paying dividends in the foreseeable future. The declaration and payment of dividends is subject to the discretion of Board and will depend upon our earnings (if any), our financial condition, and our capital requirements. Nevada law permits a corporation to pay dividends out of earnings or surplus. Accordingly, we cannot pay dividends as a matter of law.

Share Repurchase Plan

The following table provides information about our share repurchase activity for the three months ended December 31, 2023

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1) (In thousands)
10/01/2023-10/31/2023	-	-	-	$-
11/01/2023-11/30/2023	-	-	-	-
12/01/2023-12/31/2023	-	-	-	500
Total	-	-	-	$500

(1)	Effective December 6, 2023, the Company’s Board of Directors approved a new share repurchase program to allow the Company to spend up to $0.5 million to repurchase shares of its common stock, so long as the price does not exceed $1.00 until December 14, 2024. During the three months ended December 31, 2023, the Company did not repurchase shares of common stock under the Company’s program.

ITEM 6. [RESERVED.]

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management’s Discussion and Analysis of Financial Condition and Results of Operation and other parts of this Report contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this Report are based on information available to us on the date hereof, and except as required by law, we assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. The following should be read in conjunction with our annual financial statements contained elsewhere in this Report.

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Overview

VerifyMe, Inc. (“VerifyMe”) together with its subsidiaries, including PeriShip Global, LLC (“PeriShip Global”) and Trust Codes Global Limited (“Trust Codes Global”), (together the “Company,” “we,” “us,” or “our”), is a traceability and customer support services provider using specialized software and process technology. The company operates a Precision Logistics Segment and an Authentication Segment to provide specialized logistics for time-and-temperature sensitive products, as well as item level traceability, anti-diversion and anti-counterfeit protection, brand protection and enhancement technology solutions. Through our Precision Logistics segment, we provide a value-added service for sensitive parcel management driven by a proprietary software platform that provides predictive analytics from key metrics such as pre-shipment weather analysis, flight-tracking, sort volumes, and traffic, delivered to customers via a secure portal. The portal provides real-time visibility into shipment transit and last-mile events which is supported by a service center. Through our Authentication segment our technologies enable brand owners to gather business intelligence through the supply chain, cross-sell products, detect counterfeit activities, monitor product diversion, and build brand loyalty utilizing our unique dynamic codes which are read by consumers with their smart phones. Further information regarding our business segments is discussed below:

Precision Logistics: The Precision Logistics (formerly PeriShip Global Solutions) segment specializes in predictive analytics for optimizing delivery of time and temperature sensitive perishable products. We manage complex industry-specific shipping logistic processes that require critical time, temperature control and handling to prevent spoilage and extreme delivery times and brand impairment. Utilizing predictive analytics from multiple data sources including flight-tracking, weather, traffic, major carrier feeds, and time of day data, we provide our clients an end-to-end vertical approach for their most critical service delivery needs. Using our proprietary IT platform, we provide real-time information and analysis to mitigate supply chain flow interruption, as well as delivering last-mile resolution for key markets, including the perishable healthcare and food industries.

Through our proprietary PeriTrack ® customer dashboard, we provide an integrated tool that gives our customers an in-depth look at their shipping activities and allows them access to critical information in support of the specific needs of the supply chain stakeholders. We offer post-delivery services such as customized reporting for trend analysis, system performance reports, power outage maps, and other tailored reports.

Precision Logistics generates revenue from two business service models.

•	ProActive Service – clients pay us directly for carrier service coupled with our proactive logistics assistance.
•	Premium Service – clients pay us directly or through our carrier partner for our complete white-glove shipping monitoring and predictive analytics service. This service includes customer web portal access, weather monitoring, temperature control, full service center support and last mile resolution.

Products: The Precision Logistics segment includes the following bundled services as part of our service offerings to our customers:

•	PeriTrack ®: Our proprietary PeriTrack® customer dashboard was developed utilizing our extensive logistics operational knowledge. This integrated web portal tool gives our customers an in-depth look at their shipping activities based on real-time data. The PeriTrack® dashboard was designed to provide critical information in support of the specific needs of supply chain stakeholders and gives our customer resolution specialists a 360° view of shipping activity. PeriTrack® features tools tailored for shippers of perishable goods, which includes the In-Transit Shipment Tracker. This tool provides details on the unique shipper’s in-transit shipments, with the ability to select and analyze data on individual shipments.

•	Service Center: We have assembled a team of customer resolution specialists based in the U.S. This service team resolves shipping problems on behalf of our customers. The service center acts as a help desk and monitors shipping to delivery for our customers.

•	Pre-Transit Service: We help clients prepare their products for shipments by advising clients on packaging requirements for various types of perishable products. Each product type requires its own particular packaging to protect it during shipment, and we utilize our extensive knowledge and research to provide our customers with packaging recommendations to meet their unique needs.

•	Post-Delivery: We provide customized reporting for trend analysis, system performance reports, power outage maps, and many other reports to help our customers improve their processes and customer service outcomes.

•	Weather/Traffic Service: We have full-time meteorologists on staff to monitor weather. A package may experience a variety of weather conditions between the origin and destination, and our team actively monitors these conditions to maximize the number of timely and safely transmitted shipments. Similarly, traffic and construction also create unpredictable delays which our team works diligently to mitigate. If delays or other issues occur, we inform clients and work with them to proactively resolve such shipment issues.

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Authentication: The Authentication (formerly VerifyMe Solutions) segment specializes in traceability to connect brands with consumers through their product. This is critical in the current landscape of increased regulations, as well as increased counterfeit activity and product diversion. The ability to detect fraud or abnormal behavior while tracing an item’s journey from production through to the consumer’s hands provides consumers and brands the assurance they require. VerifyMe has custom software, patented technologies, and a cloud environment that combines machine learning and data science to meet the needs of consumers and brands. In addition, the personalized consumer experience with the brand creates a connection that increases brand perception and loyalty.

Products: We have a custom suite of products that offer clients traceability and brand solutions. These products are combined with “software as a service” or “SaaS” which is stored in the cloud and accessed through the internet.

•	VerifyMe Engage™ for brand enhancement allowing the brand owner to gather business intelligence and engage with customers
•	VerifyMe Authenticate™ using rare earth-based ink taggants for instant authentication of labels, packaging and products
•	VerifyMe Track & Trace™ for unit level traceability and supply chain control

Opportunities

Precision Logistics: Traditionally, most shipping businesses utilize the carrier’s data platform for tracking which generally informs the shipping enterprise, and their customers, when a package is in transit, when a package has been delivered, and some level of detail of the path which a package traveled. We believe taking the data feeds from a carrier and adding real-time visibility with predictive analytics and the human intervention factor of our service center gives us a competitive advantage against other third-party platforms that solely rely on the carrier’s data feeds. We utilize a variety of input sources beyond the carrier’s data feed. Our proprietary “Predictive Analytics” technology is fed real-time meteorology data, traffic and road construction data, and power grid information to help predict issues before they happen. If an alert is created the shipper and our service center will work to address the issue and save the perishable product from spoiling, saving the shipper significant costs and reducing the need to replace products that are no longer viable. We have meteorologists on staff that track world-wide weather patterns to address predicted issues before they happen. We believe the company has two significant areas of opportunity. First, our services are specifically designed to address the needs of small and medium size agriculture, food and beverage companies. Second, the pharmaceutical and healthcare industries represent significant opportunities due to the enhanced tracking and customer service associated with distribution of these products. We are focusing our sales emphasis on those industries. In addition, we believe that combining our authentication solutions into the product offering for Precision Logistics clientele, gives our Precision Logistics segment a competitive advantage to generate revenue by enhancing clients’ ability to grow revenue, gain business intelligence and build brand loyalty.

The U.S. logistics industry is facing an economic slowdown. We believe this represents an opportunity since major global carriers are cutting internal staff. These carriers are looking for lower cost alternatives to service their customers as well as partners that can help the carrier increase revenues. To maintain their credibility in the market, these carriers will need to ensure they meet their customers’ demands for time and temperature sensitive shipments, while maintaining their overheads. We believe outsourcing this function to our Precision Logistics segment provides the ideal solution for all parties involved.

Building logistics infrastructure is a capital-intensive process as the investment is locked in for a considerably long period. Due to the current economic environment, and our cost competitive offering, we believe companies will opt to outsource their precision logistics services to reduce their operational costs. The outsourcing of supply chain related and other logistics operations to service providers such as ours allows companies to improve the efficiency of their businesses by focusing their resources on core competencies.

Authentication: We believe the products in our Authentication segment have applications in many areas. Currently, we are aggressively marketing opportunities in the following areas:

•	Agriculture, Food and Beverage – Food safety is becoming more common as supply chains become more global and as imaging and manufacturing technology become more accessible. Food traceability, sustainability and carbon neutral production is becoming a significant consideration for brand and governments. We believe our unit level traceability and authentication solutions can help brands tell their story about sustainability and battle against tainted or substandard foods and beverages.
•	Pharmaceuticals/nutraceuticals – We believe counterfeit prescription pharmaceuticals and nutraceuticals are a growing problem, widely recognized as a public health risk and a serious concern to public health officials, private companies, and consumers. Counterfeiting can apply to both branded and generic products and counterfeit pharmaceuticals may include products with the correct ingredients but fake packaging, with the wrong ingredients, without active ingredients or with insufficient active ingredients. The United States enacted legislation requiring the implementation of a comprehensive system designed to combat counterfeit, diluted or falsely labelled pharmaceuticals, referred to as serialization or electronic pedigree (e-Pedigree). Our consumer facing visible codes and unique pigments embedded in the ink of a unique serialized barcode can provide a layered security foundation for a customer solution in this market. We are seeking to expand our business in this market and believe that as additional pharmaceutical companies seek to comply with the legislation, our products will provide attractive alternatives to address the need for product identifiers.

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•	Consumer Products – We believe our technology solutions are particularly suited for the cosmetics, health and beauty and apparel industries. We give the consumer the ability to test a product’s authenticity instantly with a smartphone. We can protect brand owners from liability litigation, product diversion and lost financial sales with our consumer facing visible codes and unique ink pigments which can be incorporated in dyes and used by manufacturers in these industries to combat counterfeiting and piracy of actual physical goods. Our pigments expressed as inks can also be used on packaging, as well as to track products that have been lost in transit, whether misplaced or stolen.

In addition, in each of these markets, our SaaS software allows brand owners and consumers to track the products and will alert the consumer or brand owner of product diversion with 24/7 monitoring. As each product has a unique code, this allows consumers and brand owners to authenticate the product in real time and link directly to the brand owner’s website for additional product information, discounts, and more.

Synergies: We believe that Precision Logistics and Authentication segments have synergistic product centric technology platforms and combined have a compelling technology offering for brand owners. For example, currently our Precision Logistics segment ships vaccines for major pharmaceutical companies. With the addition of our Authentication technology, we can add unit level traceability and authentication to protect clients’ vaccines from product diversion and sub-standard counterfeits. In addition, our Authentication segment brand enhancement solutions could give the Precision Logistics food and beverage clients the ability to gather rich business intelligence and build customer loyalty with engagement functions like videos, discounts, contests, recipes, etc.

Results of Operations

Comparison of the Years Ended December 31, 2023, and 2022

The following discussion analyzes our results of operations for the years ended December 31, 2023, and 2022. The following information should be considered together with our financial statements for such periods and the accompanying notes thereto.

Revenue

	Years Ended December 31,
	2023	2022
	(In thousands)	(In thousands)
Precision Logistics	$24,652	18,190
Authentication	661	1,386
Total Revenue	$25,313	$19,576

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Consolidated revenue for the year ended December 31, 2023, was $25,313 thousand, a 29% increase compared to $19,576 thousand, for the year ended December 31, 2022. The increase in revenue primarily relates to the acquisition of the PeriShip Global business on April 22, 2022, which increased revenue by $6,462 thousand for the twelve months ended December 31, 2023, partially offset by a $725 thousand decline in the Authentication revenue. The Authentication segment maintained its existing client base but had reduced orders in the nutraceutical market in 2023.

Gross Profit

	Years Ended December 31,
	2023		2022
	(In thousands)	% of Revenue	(In thousands)	% of Revenue
Precision Logistics	8,475	34%	5,505	30%
Authentication	528	80%	983	71%
Total Gross Profit	$9,003	36%	$6,488	33%

Consolidated gross profit for the years ended December 31, 2023, and 2022, was $9,003 thousand and $6,488 thousand, respectively. The resulting gross margin was 36% for the year ended December 31, 2023, compared to 33% for the year ended December 31, 2022. The increase in our gross margin is due to the acquisition of the PeriShip Global business acquired on April 22, 2022, which is included for the full twelve months of 2023. The Precision Logistics segment had increased premium services revenue which has higher margins as well as process improvements to increase proactive services margins. With the acquisition of Trust Codes in March 2023, providing custom software, our margins in the Authentication segment also increased.

General and Administrative Expenses

General and administrative expenses were $10,586 thousand for the year ended December 31, 2023, compared to $8,428 thousand for the year ended December 31, 2022, an increase of $2,158 thousand. The increase relates to the acquisition of the PeriShip Global business on April 22, 2022 included for the full twelve months of 2023, the deal transaction costs related to the acquisition of the Trust Codes Global business of $278 thousand, operations related to Trust Codes, as well as severance expense of approximately $590 thousand which has been paid in full by the end of January 2024, partially offset by costs related to the acquisition of the PeriShip Global business of $661 thousand in 2022 that did not recur in 2023. Stock-based compensation was $1,509 thousand, including $121 thousand relating to severance in 2023, compared to $1,375 thousand in 2022. Amortization and depreciation expense was $1,134 thousand and $770 thousand for the twelve months ended December 30, 2023, and 2022, respectively.

Research and Development

Research and development expenses increased by $18 thousand to $107 thousand for the year ended December 31, 2023, from $89 thousand for the year ended December 31, 2022. The increase was primarily related to research and development activities as a result of the acquisition of Trust Codes during the first quarter of 2023.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2023, were $1,638 thousand compared to $1,718 thousand for the year ended December 31, 2022, a decrease of $80 thousand. The decrease is related to a reduction in employees and consultants in the Authentication segment partially offset by the PeriShip Global business included for the full twelve months of 2023.

Net Loss

Our net loss for the year ended December 31, 2023, was $3,390 thousand, compared to $14,398 thousand for the year ended December 31, 2022. The decreased loss was primarily due to the impairment of the SPAC of $10,932 thousand during 2022. The resulting consolidated loss per diluted share for the year ended December 31, 2023, was $0.35 compared to a consolidated loss per diluted share of $1.70 for the year ended December 31, 2022.

Liquidity and Capital Resources

Our operations provided $244 thousand of cash during the year ended December 31, 2023, compared to $2,551 thousand cash used in operations during the year end December 31, 2022. The increase in cash from operations is due to a favorable change in working capital accounts during 2023 compared to 2022 from our acquisition of PeriShip Global in April of 2022.

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Net cash used in investing activities was $1,195 thousand for the year ended December 31, 2023, compared to $7,884 thousand for the year ended December 31, 2022.  During the year ended December 31, 2022, $7,500 thousand was used for the acquisition of the PeriShip Global business.

Net cash provided by financing activities for the year ended December 31, 2023, was $634 thousand compared to $4,424 thousand for the year ended December 31, 2022, related to proceeds from issuance of convertible debt in 2023 and debt and offerings of our common stock in 2022.

On December 8, 2023, we announced a new $0.5 million share repurchase program to repurchase shares of the Company’s common stock through December 14, 2024, but may be modified, suspended or discontinued at the discretion of the Board at any time.  To date, no shares have been purchased under the program.

On August 25, 2023, the Company entered into a Convertible Note Purchase Agreement with certain investors for the sale of convertible promissory notes for the aggregate principal amount of $1,100 thousand of which $475 thousand was purchased by relating parties including certain members of management and the Board of Directors. The notes are subordinated unsecured obligations of the Company and accrue interest at a rate of 8% per year payable semiannually in arrears on February 25 and August 25 of each year, beginning on February 25, 2024. The notes will mature on August 25, 2026, unless earlier converted or repurchased at a conversion price of $1.15 per share of common stock. The Company may not redeem the notes prior to the maturity date. As of December 31, 2023, the amount outstanding on the convertible debt was $1,100 thousand and included in Convertible Note, and Convertible Note – related party on the accompanying Consolidated Balance Sheets. The Company has accrued interest expense of $31 thousand related to the convertible note as of December 31, 2023.

On September 22, 2022, we entered into the PNC Facility with PNC Bank, National Association. The PNC Facility includes a $1 million RLOC. The RLOC has no scheduled payments of principal until maturity, and bears interest per annum at a rate equal to the sum of Daily SOFR plus 2.85% with monthly interest payments. The PNC Facility also includes a four-year Term Note for $2 million which matures in September of 2026 and requires equal quarterly payments of principal and interest. The Term Note incurs interest per annum at a rate equal to the sum of Daily SOFR plus 3.1%. The RLOC and Term Note are guaranteed by the Company and secured by the assets of PeriShip and the Company.

The PNC Facility includes a number of affirmative and restrictive covenants applicable to PeriShip, including, among others, a financial covenant to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 at the end of each fiscal year, affirmative covenants regarding delivery of financial statements, payment of taxes, and establishing primary depository accounts with PNC Bank, and restrictive covenants regarding dispositions of property, acquisitions, incurrence of additional indebtedness or liens, investments and transactions with affiliates. PeriShip is also restricted from paying dividends or making other distributions or payments on its capital stock if an event of default (as defined in the PNC Facility) has occurred or would occur upon such declaration of dividend. On November 3, 2023, we entered into a waiver and amendment to loan documents and received a waiver for certain events of default. We also entered into an amended and restated loan agreement with PNC effective October 31, 2023, which provided amendments to a number of affirmative and restrictive covenants applicable to PeriShip Global and extended the RLOC to September 30, 2024.

We were in compliance with all affirmative and restrictive covenants under the PNC Facility at December 31, 2023.

Effective October 17, 2022, we entered into an interest rate swap agreement, with a notional amount of $1,958 thousand, effectively fixing the interest rate on our outstanding debt at 7.602%.

Of the proceeds of $2.0 million, we used $1.8 million to settle debt outstanding issued in connection with the PeriShip Global acquisition, including the redemption of 61,000 shares of our common stock. As of December 31, 2023, our short-term debt outstanding under the Term Note was $0.5 million and total long-term debt outstanding under the Term Note was $0.9 million.

We believe that our cash and cash equivalents, together with the proceeds from the convertible note, from debt issued and RLOC, will fund our operations for the next 12 months including expected capital expenditures.

We expect to grow our business organically and through key acquisitions that will help accelerate the growth of our business. We expect to continue to fund our operations primarily through utilization of our current financial resources and future revenue and may issue additional debt or equity.

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Critical Accounting Policies and Estimates

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management. We have identified that the estimates used in the valuation of the assets of the PeriShip acquisition, and the Trust Codes acquisition are critical and require significant judgment. We believe estimates and assumptions related to these accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial position, results of operations or cash flows.

Revenue Recognition

We recognize revenue based on the principals established in ASC Topic 606, “Revenue from Contracts with Customers.” Revenue recognition is made when our performance obligation is satisfied at a point in time of delivery of the service. Over 95% of our revenue is derived from logistics management for time and temperature sensitive packages with the remaining from our traceability solutions. Our terms vary based on the solutions we offer and are examined on a case-by-case basis. For licensing of our VerifyInkTM technology we depend on the integrity of our clients’ reporting. Determining whether products and services in agreements with non-standard terms are distinct performance obligations that should be accounted for separately or combined to one unit of accounting may require significant judgement.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, and unbilled revenue when billings occur after the end of the month (contract assets) on the consolidated balance sheets. Amounts charged to our clients become billable when the performance obligation has been met at a point in time. Unbilled amounts will generally be billed and collected within 30 days but typically no longer than 60 days. These assets are reported on the consolidated balance sheets on a contract-by-contract basis at the end of each reporting period. Changes in the contract assets have not significantly increased as of December 31, 2023, due to the business combination. No other factors materially impacted the balances.

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Business Combinations

Accounting for business combinations requires management to make significant estimates and assumptions to determine the fair values of assets acquired and liabilities assumed at the acquisition date. Although we believe the assumptions and estimates we have made in relation to the acquisition of the PeriShip business are appropriate, they are based, in part, on historical experience and information obtained from management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets include, but are not limited to, future expected cash flows including revenue growth rate assumptions from product sales, customer contracts and acquired technologies, estimated royalty rates used in valuing technology related intangible assets, and discount rates. The discount rates used to discount expected future cash flows to present value are typically derived from a weighted-average cost of capital (“WACC”) analysis and adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

We allocate the fair value of the purchase price of our acquisitions to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values at acquisition date. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but our estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which will not exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the conclusion of the measurement period or final determination of the fair value of the purchase price of our acquisitions, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Operations.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Goodwill

We have recorded goodwill as part of our acquisition of the PeriShip business and Trust Codes business, which represents the excess of purchase price over the fair value of net assets acquired in the business combinations. Pursuant to ASC 350, the Company will test goodwill for impairment on an annual basis in the fourth quarter, or between annual tests, in certain circumstances. Under authoritative guidance, the Company first assessed qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment test. The assessment considers factors such as, but not limited to, macroeconomic conditions, data showing other companies in the industry and our share price. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Events or changes in circumstances which could trigger an impairment review include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, other entity specific events and sustained decrease in share price. For our annual goodwill impairment test as of December 31, 2023, we performed a qualitative assessment as permitted by ASU 2017-04 for our reporting units and determined that it was more likely than not that the fair value exceeded their respective carrying value.

Stock-based Compensation

We account for stock-based compensation under the provisions of FASB ASC 718, “Compensation—Stock Compensation”, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. We estimate the fair value of stock-based awards on the date of grant using the Black-Scholes model. The assumptions used in the Black-Scholes option pricing model include risk-free interest rates, expected volatility and expected life of the stock options. Changes in these assumptions can materially affect estimates of fair value stock-based compensation, and the compensation expense recorded in future periods. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods using the straight-line method.

For RSUs with stock price appreciation targets, we applied a lattice approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the RSU’s contractual life based on the appropriate probability distributions (which are based on commonly applied Black Scholes inputs). The fair value was determined by taking the average of the grant date fair values under each Monte Carlo simulation trial. We recognize compensation expense on a straight-line basis over the performance period and there is no ongoing adjustment or reversal based on actual achievement during the period.

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We account for stock-based compensation awards to non-employees in accordance with ASU No. 2018-07, Compensation – Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity – Equity-Based Payments to Non-Employees.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. Non-employee equity-based payments are recorded as an expense over the service period, as if we had paid cash for the services. At the end of each financial reporting period, prior to vesting or prior to the completion of the services, the fair value of the equity-based payments will be re-measured, and the non-cash expense recognized during the period will be adjusted accordingly. Since the fair value of equity-based payments granted to non-employees is subject to change in the future, the amount of the future expense will include fair value re-measurements until the equity-based payments are fully vested or the service completed.

Recently Adopted Accounting Pronouncements

Recently adopted accounting pronouncements are discussed in Note 1 – Summary of Significant Accounting Policies in the notes accompanying the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be filed pursuant to this Item 8 are appended to this Report beginning on page F-1 located immediately after the signature page and incorporated by reference in this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s Chief Executive Officer, our principal executive officer, and Chief Financial Officer, our principal financial officer, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Control Over Financial Reporting

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive and principal financial officers, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our management has concluded that our internal controls over financial reporting was effective as of December 31, 2023.

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Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting during the three months ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Trust Codes Acquisition

On March 1, 2023, we acquired, through Trust Codes Global, the business and certain assets of Trust Codes Limited, a company specializing in brand protection, anti-counterfeiting and brand enhancement technology with an expertise in the food and agriculture industry. For additional information regarding the acquisition, refer to Note 4 to the Audited Consolidated Financial Statements appended to this Report and incorporated by reference into Item 8 in this Annual Report on Form 10-K and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 in this Annual Report on Form 10-K. Based on the recent completion of this acquisition and, pursuant to the Securities and Exchange Commission’s guidance that an assessment of a recently acquired business may be omitted from the scope of an assessment for a period not to exceed one year from the date of acquisition, the scope of our assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 does not include Trust Codes Global. We plan to include Trust Codes Global in our assessment of the effectiveness of internal control over financial reporting within the timeframe set forth by the SEC’s guidance.

Auditor’s Report on Internal Control Over Financial Reporting

This Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this Report.

ITEM 9B. OTHER INFORMATION.

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders under the headings “Questions and Answers About these Proxy Materials and Voting,” “Proposal One: Election of Directors,” “Corporate Governance,” “Management and Executive Officers” and, if necessary, “Delinquent Section 16(a) Reports,” which proxy statement will be filed within 120 days after the December 31, 2023, fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders under the headings “Executive Compensation” and “Director Compensation,” which proxy statement will be filed within 120 days after the December 31, 2023, fiscal year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Except for the information regarding securities authorized for issuance under equity compensation plans (which is set forth below), the information required by this Item 12 is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders under the heading “Security Ownership of Management and Certain Beneficial Owners,” which proxy statement will be filed within 120 days after the December 31, 2023, fiscal year end.

The following table summarizes the number of shares subject to currently outstanding equity awards, their weighted-average exercise price, and the number of shares available for future grants under our equity compensation plans as of December 31, 2023.

Equity Compensation Plan Information as of December 31, 2023

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	121,000 (2)	$5.83	527,402 (3)
Equity compensation plans not approved by security holders	180,471 (4)	5.27	-
Total	301,471	4.56	527,402

(1)	Represents the weighted-average exercise price of outstanding stock options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units under the 2020 Equity Incentive Plan (the “2020 Plan”) or the 2013 Omnibus Equity Compensation Plan, as amended (the “2013 Plan”), which do not have an exercise price.

(2)	Represents shares of common stock issuable upon exercise of stock options granted under the 2017 Equity Incentive Plan (the “2017 Plan”) and the 2013 Plan.

(3)	Includes 143,393 shares remaining available for issuance under the 2020 Plan, 348,009 shares remaining available for issuance under the 2021 Plan, 36,000 shares remaining available for issuance under the 2017 Plan

(4)	Includes individual grants to employees and consultants for services rendered to the Company which were not made under the Company’s existing equity incentive plans.

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ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders under the heading “Certain Relationships and Related Person Transactions,” which proxy statement will be filed within 120 days after the December 31, 2023, fiscal year end.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders under the numbered proposal with the heading “Ratification of the Appointment of our Independent Registered Public Accounting Firm,” which proxy statement will be filed within 120 days after the December 31, 2023, fiscal year end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.	Description
3.1	Certificate of Amendment to Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 22, 2020)
3.2	Second Amended Certificate of Designation for Series A Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 18, 2015)
3.3	Certificate of Designation for Series B Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on June 18, 2015)
3.4	Certificate of Withdrawal of Certificate of Designation for Series C and Series D Convertible Preferred Stock (incorporated herein by reference from Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
3.5	Amended and Restated Bylaws of VerifyMe, Inc., as amended through July 24, 2020 (incorporated herein by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 29, 2020)
4.1	Form of Warrant for the Purchase of Shares of Common Stock (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 3, 2020)
4.2	Form of Common Stock Purchase Warrant (incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-234155) filed on May 22, 2020)
4.3	Form of Warrant for the Purchase of Shares of Common Stock (incorporated herein by reference from Exhibit 4.6 to the Company’s Registration Statement on Form S-1/A (File No. 333-234155) filed on June 2, 2020)
4.4	Warrant Agent Agreement dated June 22, 2020 between the Company and West Coast Stock Transfer, Inc. (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 22, 2020)
4.5	Form of Representative’s Warrant (incorporated herein by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 22, 2020)
4.6	Form of Pre-Funded Warrant (incorporated herein by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 18, 2022)
4.7	Form of Common Warrant (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 18, 2022)
4.8*	Description of Securities
10.1#	Form of Indemnification Agreement (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 18, 2021)
10.2#	Employment Agreement with Nancy Meyers, dated February 15, 2022 (incorporated herein by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K file on February 22, 2022)
10.3#	Employment Agreement between PeriShip Global, LLC and Curt Kole, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.4#	Employment Agreement between PeriShip Global, LLC and Fred Volk III, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.5#	Employment Agreement between PeriShip Global, LLC and Jack Wang, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 26, 2022)

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10.6#	Employment Agreement with Paul Ryan, effective March 1, 2023 (incorporated herein by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)
10.7#	Employment Agreement with Adam Stedham, effective June 19, 2023 (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 31, 2023)
10.8#	Separation Agreement and Release of all Claims between the Company and Keith Goldstein dated July 17, 2023 (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 21, 2023)
10.9#	Separation Agreement and Release of all Claims between the Company and Margaret Gezerlis dated July 17, 2023 (incorporated herein by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 21, 2023)
10.10#	Restricted Stock Unit Award Agreement between the Company and Patrick White dated March 15, 2023 (incorporated herein by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 20, 2023)
10.11#	Restricted Stock Unit Award Agreement between the Company and Keith Goldstein dated July 31, 2023 (incorporated herein by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 21, 2023)
10.12#	Restricted Stock Unit Award Agreement between the Company and Margaret Gezerlis dated July 31, 2023 (incorporated herein by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 21, 2023)
10.13#	Restricted Stock Unit Award Agreement between the Company and Adam Stedham dated June 19, 2023 (incorporated herein by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)
10.14#	Restricted Stock Unit Award Agreement between the Company and Scott Greenberg dated March 15, 2023 (incorporated herein by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 20, 2023)
10.15#	LaserLock Technologies, Inc. 2013 Omnibus Equity Compensation Plan (incorporated herein by reference from the Company’s Definitive Proxy Statement filed on November 19, 2013)
10.16#	2017 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 20, 2017)
10.16.1#	Amendment to the 2017 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 29, 2019)
10.17#	2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-249520) filed on October 16, 2020)
10.17.1#	First Amendment to the VerifyMe, Inc. 2020 Equity Incentive Plan (incorporated herein by reference to the Company’s Definitive Proxy Statement filed Schedule 14A filed on April 4, 2022)
10.17.2#	Second Amendment to the VerifyMe, Inc. 2020 Equity Incentive Plan (incorporated herein by reference from Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 24, 2023)
10.18#	VerifyMe, Inc. 2021 Stock Purchase Plan (incorporated herein by reference from Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 28, 2021)
10.19#	Non-Qualified Stock Option Agreement dated August 2017 between the Company and Patrick White (incorporated herein by reference from Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-234155) filed on October 10, 2019)
10.20#	Non-Qualified Stock Option Agreement dated April 17, 2018 between the Company and Patrick White (incorporated herein by reference from Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-234155) filed on October 10, 2019)
10.21#	Amendment to Non-Qualified Stock Option Agreement dated April 16, 2020 to that Non-Qualified Stock Option Agreement dated August 2017 and that Non-Qualified Stock Option Agreement dated April 17, 2018 between the Company and Patrick White (incorporated herein by reference from Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
10.22#	Incentive Stock Option Agreement dated August 14, 2019 between the Company and Patrick White (incorporated herein by reference from Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-234155) filed on October 10, 2019)
10.23#	Incentive Stock Option Agreement dated March 11, 2019 between the Company and Margaret Gezerlis (incorporated herein by reference from Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-234155) filed on October 10, 2019)
10.24#	Incentive Stock Option Agreement dated January 7, 2020 between the Company and Margaret Gezerlis (incorporated herein by reference from Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
10.25#	Form of Restricted Stock Agreement (incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018)

35

10.26#	Restricted Stock Agreement dated April 16, 2020 between the Company and Patrick White (incorporated herein by reference from Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
10.27#	Form of Director Non-Qualified Stock Option Agreement (immediate vesting) (incorporated herein by reference from Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
10.28#	Form of Director Non-Qualified Stock Option Agreement (quarterly vesting) (incorporated herein by reference from Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (File No. 333-237950) filed on May 1, 2020)
10.29#	Form of Restricted Stock Agreement pursuant to the 2013 Omnibus Equity Compensation Plan (incorporated herein by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020)
10.30#	Form of Restricted Stock Agreement pursuant to the 2017 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020)
10.31#	Form of Restricted Stock Unit Agreement (immediate vesting) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020)
10.32#	Form of Restricted Stock Award Agreement (Employees) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
10.33#	Form of Restricted Stock Award Agreement (Non-employees) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
10.34#	Form of Restricted Stock Unit Award Agreement (Employees) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
10.35#	Form of Restricted Stock Unit Award Agreement (Non-employees) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

36

10.36#	Form of Restricted Stock Unit Award Agreement (Subsidiary Employees) (incorporated herein by reference from Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.37#

Form of Restricted Stock Unit Award Agreement (performance) pursuant to the 2020 Equity Incentive Plan (incorporated herein by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

10.38	Form of Registration Rights Agreement, dated April 12, 2022 (incorporated herein by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 18, 2022)
10.39	Asset Purchase Agreement, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.40	Lease Agreement between PeriShip Global and Mordo, LLC, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.41	Lease Guarantee between VerifyMe, Inc. and Mordo, LLC, dated April 22, 2022 (incorporated herein by reference from Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 26, 2022)
10.42	Professional Services Agreement between PeriShip Global (as successor to PeriShip, LLC) and FedEx Corporate Services, Inc. dated June 1, 2019 (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on August 15, 2022)
10.43	Form of FedEx Transportation Services Agreement Pricing Agreement between PeriShip Global (as successor to PeriShip, LLC) and Federal Express Corporation, et al (incorporated herein by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on August 15, 2022)
10.44	Amendment to Professional Services Agreement with FedEx Corporate Services, Inc. dated August 25, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 10, 2022)
10.45	Term Note between PeriShip Global LLC and PNC Bank, National Association, effective September 15, 2022 (incorporated herein by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 27, 2022)
10.46	Revolving Line of Credit Note between PeriShip Global LLC and PNC Bank, National Association, effective September 15, 2022 (incorporated herein by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 27, 2022)
10.47	Guaranty and Suretyship Agreement between VerifyMe, Inc., and PNC Bank, National Association, effective September 15, 2022 (incorporated herein by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 27, 2022)
10.48	Security Agreement between PeriShip Global LLC and PNC Bank, National Association, effective September 15, 2022 (incorporated herein by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 27, 2022)
10.49	Security Agreement between VerifyMe, Inc. and PNC Bank, National Association, effective September 15, 2022 (incorporated herein by reference from Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 27, 2022)
10.50

Amended and Restated Loan Agreement between PeriShip Global LLC and PNC Bank, National Association, effective October 31, 2023 (incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)

10.51	Waiver and Amendment to Loan Documents between PeriShip Global LLC and PNC Bank, National Association, effective October 31, 2023 (incorporated herein by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)
10.52	Asset Purchase Agreement, effective February 28, 2023 (incorporated herein by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 2, 2023)
10.53	Form of Convertible Subordinated Promissory Note (incorporated herein by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 28, 2023)
21.1*	Subsidiaries of VerifyMe, Inc.
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Policy for the Recovery of Erroneously Awarded Compensation

37

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

* Filed or furnished herewith, as applicable

# Denotes management compensation plan or contract

ITEM 16. FORM 10-K SUMMARY

None.

38

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VerifyMe, Inc.

By:	/s/ Adam Stedham
Adam Stedham Chief Executive Officer and President
Date: March 29, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Adam Stedham	Chief Executive Officer, President and Director	March 29, 2024
Adam Stedham	(Principal Executive Officer)

/s/ Nancy Meyers	Executive Vice President and Chief Financial Officer	March 29, 2024
Nancy Meyers	(Principal Financial Officer and
Principal Accounting Officer)

/s/ Scott Greenberg	Director and Chairman	March 29, 2024
Scott Greenberg

/s/ Marshall Geller	Director	March 29, 2024
Marshall Geller

/s/Howard Goldberg	Director	March 29, 2024
Howard Goldberg

/s/ Arthur Laffer	Director	March 29, 2024
Arthur Laffer

/s/ David Edmonds	Director	March 29, 2024
David Edmonds

39

INDEX TO

FINANCIAL STATEMENTS

40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

VerifyMe, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VerifyMe, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018

Houston, Texas

March 29, 2024

F-1

VerifyMe, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2023	December 31, 2022

ASSETS

CURRENT ASSETS
Cash and cash equivalents including restricted cash	$3,095	$3,411
Accounts receivable, net of allowance for credit loss reserve, $165 and $37 as of December 31, 2023 and December 31, 2022, respectively	3,017	4,448
Unbilled revenue	1,282	1,185
Prepaid expenses and other current assets	254	333
Inventory	38	81
TOTAL CURRENT ASSETS	7,686	9,458

PROPERTY AND EQUIPMENT, NET	$240	$292

RIGHT OF USE ASSET	468	469

INTANGIBLE ASSETS, NET	6,927	6,545

GOODWILL	5,384	3,988
TOTAL ASSETS	$20,705	$20,752

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Term note, current	$500	$500
Accounts payable	3,310	3,912
Other accrued expense	988	902
Lease liability- current	170	115
Contingent liability-current	173	-
TOTAL CURRENT LIABILITIES	5,141	5,429

LONG-TERM LIABILITIES
Contingent liability, non-current	$751	$-
Long-term lease liability	307	359
Long-term derivative liability	-	3
Term note	875	1,375
Convertible note – related party	475	-
Convertible note	625	-
TOTAL LIABILITIES	$8,174	$7,166

STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $0.001 par value, 37,564,767 shares authorized; 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	-	-

Series B Convertible Preferred Stock, $0.001 par value; 85 shares authorized; 0.85 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	-	-

Common stock, $0.001 par value; 675,000,000 shares authorized;10,453,315 and 9,341,002 shares issued, 10,123,964 and 8,951,035 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	10	10

Additional paid in capital	95,031	92,987

Treasury stock as cost; 329,351 and 389,967 shares at December 31, 2023 and December 31, 2022, respectively	(659)	(949)

Accumulated deficit	(81,849)	(78,459)

Accumulated other comprehensive loss	(2)	(3)

STOCKHOLDERS' EQUITY	12,531	13,586

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,705	$20,752

The accompanying notes are an integral part of these consolidated financial statements.

F-2

VerifyMe, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended
	December 31, 2023	December 31, 2022

NET REVENUE	$25,313	$19,576

COST OF REVENUE	16,310	13,088

GROSS PROFIT	9,003	6,488

OPERATING EXPENSES
General and administrative (a)	10,586	8,428
Research and development	107	89
Sales and marketing (a)	1,638	1,718
Total Operating expenses	12,331	10,235

LOSS BEFORE OTHER INCOME (EXPENSE)	(3,328)	(3,747)

OTHER (EXPENSE) INCOME
Interest expenses, net	(161)	(88)
Unrealized gain on equity investment	-	12
Change in fair value of contingent consideration	201	-
Loss on equity investment	(100)	(10,932)
Other (expense) income, net	(2)	31
Gain on extinguishment of debt	-	326
TOTAL OTHER EXPENSE, NET	(62)	(10,651)

NET LOSS	$(3,390)	$(14,398)

LOSS PER SHARE
BASIC	(0.35)	(1.70)
DILUTED	(0.35)	(1.70)

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

BASIC	9,766,469	8,466,075
DILUTED	9,766,469	8,466,075

(a)	Includes share-based compensation of $1,675 thousand for the year ended December 31, 2023, and $1,468 thousand for the year ended December 31, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

VerifyMe, Inc.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended
	December 31, 2023	December 31, 2022

NET LOSS	$(3,390)	$(14,398)

Change in fair value of interest rate, swap	7	(3)

Foreign currency translation adjustments	(6)	-

TOTAL COMPREHENSIVE LOSS	$(3,389)	$(14,401)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

VerifyMe, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,390)	$(14,398)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for bad debt	139	37
Stock based compensation	200	145
Loss on equity investment	100	10,932
Change in fair value of contingent consideration	(201)	-
Fair value of restricted stock awards and restricted stock units issued in exchange for services	1,475	1,323
Loss on disposal of equipment	2	-
Impairments	190	-
Unrealized gain on equity investment	-	(12)
Gain on extinguishment of debt	-	(326)
Amortization and depreciation	1,134	770
Unrealized gain on foreign currency transactions	(25)	-
Changes in operating assets and liabilities:
Accounts receivable	1,295	(3,352)
Unbilled revenue	(96)	(1,185)
Inventory	(57)	(29)
Prepaid expenses and other current assets	9	(77)
Accounts payable, other accrued expenses and net change in operating leases	(531)	3,621
Net cash provided by (used) in operating activities	244	(2,551)

CASH FLOWS FROM INVESTING ACTIVITIES
Equity received from SPAC equity investment	-	32
Purchase of patents	(62)	(40)
Leasehold improvements	(8)	-
Purchase of office equipment	(27)	-
Cash paid in business combination	(363)	(7,500)
Deferred implementation costs	(58)	(140)
Capitalized software costs	(677)	(236)
Net cash used in investing activities	(1,195)	(7,884)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from public offering of securities	$-	$4,528
Proceeds from line of credit	1,800	-
Proceeds from convertible debt	1,100	-
Proceeds from issuance of note payable	-	2,000
Exercise of pre-funded warrants	-	1
Proceeds from SPP Plan	80	102
Tax withholding payments for employee stock-based compensation in exchange for shares surrendered	(36)	(34)
Increase in treasury shares (share repurchase program)	(10)	(291)
Repayment of debt and line of credit	(2,300)	(1,882)
Net cash provided by financing activities	634	4,424

Effect of exchange rate changes on cash	1	-

NET DECREASE IN CASH AND

CASH EQUIVALENTS INCLUDING RESTRICTED CASH	(316)	(6,011)
CASH AND CASH EQUIVALENTS INCLUDING RESTRICTED CASH- BEGINNING OF PERIOD	3,411	9,422

CASH AND CASH EQUIVALENTS INCLUDNG RESTRICTED CASH - END OF PERIOD	$3,095	$3,411

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$165	$33
Income taxes	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Initial recognition of right-of-use asset and lease liability during the period	$-	$552
Change in fair value of interest rate, swap	$7	$(3)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

VerifyMe, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)

	Convertible		Convertible
	Preferred		Preferred		Common			Treasury
	Stock		Stock		Stock		Additional	Stock
	Number of		Number of		Number of		Paid-In	Number of		Accumulated Other	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Comprehensive Loss	Deficit	Total

Balance at December 31, 2021	-	-	0.85	-	7,196,677	7	86,059	223,956	(838)	-	(64,061)	21,167
Restricted stock awards, net of shares withheld for employee tax	-	-	-	-	29,688	-	205	-	-	-	-	205
Restricted stock units, net of shares withheld for employee tax	-	-	-	-	-	-	1,084	-	-	-	-	1,084
Stock Purchase Plan	-	-	-	-	-	-	121	-	-	-	-	121
Common stock issued in relation to Stock Purchase Plan	-	-	-	-	53,895	-	(78)	(53,895)	180	-	-	102
Common stock issued in relation to private placement	-	-	-	-	880,208	2	4,526	-	-	-	-	4,528
Common stock issued for services	-	-	-	-	30,000	-	96	-	-	-	-	96
Common stock issued in relation to Acquisition	-	-	-	-	305,473	-	974	-	-	-	-	974
Repurchase of Common Stock	-	-	-	-	(219,906)	-	-	219,906	(291)	-	-	(291)
Exercise of Pre-funded Warrants	-	-	-	-	675,000	1	-	-	-	-	-	1
Accumulated other comprehensive loss	-	-	-	-	-	-	-	-	-	(3)		(3)
Net loss		-	-	-	-	-	-	-	-	-	(14,398)	(14,398)
Balance at December 31, 2022	-	-	0.85	-	8,951,035	10	92,987	389,967	(949)	(3)	(78,459)	13,586

	Convertible		Convertible
	Preferred		Preferred		Common			Treasury
	Stock		Stock		Stock		Additional	Stock
	Number of		Number of		Number of		Paid-In	Number of		Accumulated Other	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Comprehensive Loss	Deficit	Total

Balance at December 31, 2022	-	-	0.85	-	8,951,035	10	92,987	389,967	(949)	(3)	(78,459)	13,586
Restricted stock awards, net of shares withheld for employee tax	-	-	-	-	499,444	-	468	-	-	-	-	468
Restricted Stock Units, net of shares withheld for employee tax	-	-	-	-	123,989	-	970	-	-	-	-	970
Common stock issued in relation to Stock Purchase Plan	-	-	-	-	70,047	-	(77)	(61,302)	211	-	-	134
Common stock issued for services	-	-	-	-	133,654	-	147	-	-	-	-	147
Common stock issued in relation to Acquisition	-	-	-	-	353,492	-	625	-	-	-	-	625
Repurchase of Common Stock	-	-	-	-	(6,201)	-	-	6,201	(10)	-	-	(10)
Treasury stock retired	-	-	-	-	-	-	(89)	(5,515)	89	-	-	-
Cancellation of Common stock	-	-	-	-	(1,496)	-	-	-	-	-	-	-
Accumulated other comprehensive Loss	-	-	-	-	-	-	-	-	-	1	-	1
Net loss		-	-	-	-	-	-	-	-	-	(3,390)	(3,390)
Balance at December 31, 2023	-	-	0.85	-	10,123,964	10	95,031	329,351	(659)	(2)	(81,849)	12,531

The accompanying notes are an integral part of these consolidated financial statements.

F-6

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

VerifyMe, Inc. (“VerifyMe”) was incorporated in the State of Nevada on November 10, 1999. VerifyMe, together with its subsidiaries, including PeriShip Global LLC (“PeriShip Global”) and Trust Codes Global Limited (“Trust Codes Global”), (together the “Company,” “we,” “us,” or “our”) is based in Lake Mary, Florida and its common stock, par value $0.001 per share, and warrants to purchase common stock are traded on The Nasdaq Capital Market (“Nasdaq”) under the trading symbols “VRME” and “VRMEW,” respectively.

The company operates a Precision Logistics Segment and an Authentication Segment to provide specialized logistics for time-and-temperature sensitive products, as well as item level traceability, anti-diversion and anti-counterfeit protection, brand protection and enhancement technology solutions. Through our Precision Logistics segment, we provide a value-added service for sensitive parcel management driven by a proprietary software platform that provides predictive analytics from key metrics such as pre-shipment weather analysis, flight-tracking, sort volumes, and traffic, delivered to customers via a secure portal. The portal provides real-time visibility into shipment transit and last-mile events which is supported by a service center. Through our Authentication segment our technologies enable brand owners to gather business intelligence through the supply chain, cross-sell products, detect counterfeit activities, monitor product diversion, and build brand loyalty utilizing our unique dynamic codes which are read by consumers with their smart phones. Further information regarding our business segments is discussed below:

The Company’s activities are subject to significant risks and uncertainties. See the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this report.

Reclassifications

Certain amounts presented for the year ended December 31, 2022, reflect reclassifications made to conform to the presentation in our current reporting period. These reclassifications had no effect on the previously reported net loss.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of VerifyMe and its wholly owned subsidiaries PeriShip Global and Trust Codes Global. All significant intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities with a single reportable segment to provide all the disclosures required by this standard and all existing segment disclosures in Topic 280 on an interim and annual basis, including new requirements to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within the reported measure(s) of a segment's profit or loss, the amount and composition of any other segment items, the title and position of the CODM, and how the CODM uses the reported measure(s) of a segment's profit or loss to assess performance and decide how to allocate resources. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, applied retrospectively with early adoption permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and disclosures.

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The Company adopted the new standard beginning January 1, 2023, and did not have an effect on its financial position, results of operations or cash flows.

F-7

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts receivable, unbilled revenue, accounts payable, notes payable and accrued expenses, equity investments, and long-term derivative liabilities. The carrying value of accounts receivable, unbilled revenue, accounts payable and accrued expenses approximate their fair value because of their short maturities.  The Company believes the carrying amount of its notes payable approximates fair value based on rates and other terms currently available to the Company for similar debt instruments.

The Company follows FASB ASC 820, “Fair Value Measurements and Disclosures,” and applies it to all assets and liabilities that are being measured and reported on a fair value basis. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

The level in the fair value within which a fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s financial instruments that are measured and recorded at fair value on the Company’s balance sheets on a recurring basis, and their level within the fair value hierarchy as of December 31, 2023 and December 31, 2022.

Amounts in Thousands ('000)

	Short Term Investment	Derivative Asset (Liability)	Contingent Consideration
	(Level 1)	(Level 2)	(Level 3)

Balance as of December 31, 2022	$100	(3)	-

Loss on fair value recognized in other income (expense)	(100)	-	-

Contingent consideration at issuance	-	-	(1,125)

Change in fair value of contingent consideration	-	-	201

Change in fair value to interest rate, SWAP, recognized in other comprehensive loss	-	7	-

Balance at December 31, 2023	$-	$4	$(924)

F-8

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Variable Interest Entity

The Company determined that G3 VRM Acquisition Corp. (NASDAQ: GGGVU) (the “SPAC”, see Note 2 – Equity Investments), a Delaware corporation and special purpose acquisition company, was a variable interest entity (“VIE”) in which the Company had a variable interest but was not the primary beneficiary. Making the determination as to whether a VIE should be consolidated requires judgement in assessing if the Company is the primary beneficiary. To make this determination, the Company evaluated its power to direct the activities that most significantly impacted the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the SPAC. The Company concluded that it was not the primary beneficiary of the VIE and as such, did not consolidate the SPAC. The Company reassessed its evaluation of whether an entity is a VIE and if it continues to be a VIE, whether the Company is the primary beneficiary of the VIE, on an ongoing basis based on the current facts and circumstances surrounding the entity. The SPAC was unable to complete its initial business combination within 12 months from the closing of the IPO, and the Sponsor Entity made the decision not to fund the extension and did not deposit additional funds into the trust account. As a result, the SPAC was dissolved, and liquidated according to its charter. The SPAC redeemed 100% of the public shares for cash, the rights have expired worthless, and the founder shares and the private placement securities have become worthless.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding the method by which to allocate resources and assess performance. The Company has two reportable segments, namely, (i) Precision Logistics (formerly PeriShip Global) and (ii) Authentication (formerly VerifyMe Solutions). See Note 16 Segment Reporting, for further discussion of the Company’s segment reporting structure.

F-9

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Business Combinations

The Company applies the provisions of Accounting Standard Codification (“ASC”) Topic 805, Business Combinations, in the accounting for business acquisitions. ASC 805 requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately apply preliminary value to assets acquired and liabilities assumed at the acquisition date, where applicable, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments in the current period, rather than a revision to a prior period. Upon the conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Consolidated Statements of Operations. Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date, including estimates for intangible assets where applicable. Although the Company believes the assumptions and estimates made have been reasonable and appropriate, they are based in part on information obtained from management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results.

Basic and Diluted Net Loss per Share of Common Stock

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260, “Earnings Per Share,” when reporting earnings per share resulting in the presentation of basic and diluted earnings per share.  Because the Company reported a net loss for each of the periods presented, common stock equivalents, including preferred stock, stock options and warrants were anti-dilutive; therefore, the amounts reported for basic and diluted loss per share were the same.

For the year ended December 31, 2023, there were shares potentially issuable, that could dilute basic earnings per share in the future that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive to the Company’s losses during the years presented. For the year ended December 31, 2023, there were approximately 8,286,000 anti-dilutive shares consisting of 1,439,000 unvested performance restricted stock units, 816,000 restricted stock units, restricted stock awards and options under the stock purchase plan, 301,000 shares issuable upon exercise of stock options, 4,629,000 shares issuable upon exercise of warrants, 957,000 shares issuable upon conversion of convertible debt, and 144,000 shares issuable upon conversion of preferred stock.

F-10

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts in the consolidated statements of cash flows (dollars in thousands):

	As of
	December 31, 2023	December 31,2022

Cash and cash equivalents	$3,032	$3,348
Restricted cash	63	63
Total cash and cash equivalents including restricted cash	$3,095	$3,411

The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. As of December 31, 2023, and December 31, 2022, the Company held $63 thousand subject to restrictions.

Concentration of Credit Risk Involving Cash and Cash Equivalents

The Company’s cash and cash equivalents are held at various financial institutions. At times, the Company’s deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits which are currently set at $250,000 per depositor. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits.

Accounts Receivable

Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Bad debts expense or write offs of receivables are determined on the basis of loss experience, known and inherent risks in the receivable portfolio and current economic conditions. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, such allowances may be required. The Company recognized $139 thousand and $37 thousand for allowance for credit losses as of December 31, 2023, and 2022, respectively.

Equity Investments

When the Company does not have a controlling financial interest in an entity but can exert influence over the entity’s operations and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under applicable generally accepted accounting policies. The Company has elected the fair value option for its equity security under prepaid expenses and other current assets on the Consolidated Balance Sheets, as it has determined the fair value best reflects the economic performance of the equity investment. Changes in unrecognized gain or loss of the fair value of the equity investments are included in Other income (expense) on the accompanying Consolidated Statements of Operations.

Inventory

Inventory principally consists of canisters and pigments and is stated at the lower of cost (determined by the first-in, first-out method) or net realizable value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. During the year ended December 31, 2023, the Company impaired $100 thousand related to inventory in our Authentication segment, related to raw material to record at fair market value.

Equipment for Lease

Equipment for lease principally consists of costs associated with the development, certification and production of the VerifyChecker™ and the VerifyAuthenticatorTM Smartphone Authenticator technology. These technologies are leased to customers typically for a period of one year in length with automatically renewable leases cancellable by either party by written notice provided 90 days in advance. We examined the effect of Accounting Standards Update (“ASU”) No. 2016-02- “Lease (Topic 842)” and determined the impact is not material. Our policy is to capitalize the costs related to this equipment and depreciate on a straight-line basis over the estimated lives of the equipment which was determined to be 5 years.

F-11

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Capitalized Software

Costs incurred in connection with the development of software related to our proprietary proactive end-to-end logistics management products are accounted for in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350 “Hosting Arrangements and Internally Used Software.” Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs are capitalized after a product is determined to be technologically feasible and is in the process of being developed for market. Amortization of capitalized software development costs begins once the product is available to the market. Capitalized software development costs are amortized over the estimated life of the related product, generally six years, using the straight-line method. The Company will evaluate its software assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 “Property, Plant, and Equipment.” The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations. Pursuant to ASC 350, the Company tests goodwill for impairment on an annual basis in the fourth quarter, or between annual tests, in certain circumstances. Under authoritative guidance, the Company first assessed qualitative factors to determine whether it was necessary to perform the quantitative goodwill impairment test. The assessment considers factors such as, but not limited to, macroeconomic conditions, data showing other companies in the industry and our share price. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Events or changes in circumstances which could trigger an impairment review include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, other entity specific events and sustained decrease in share price.

Derivative Instruments

The Company evaluates its equity investments, long-term derivative liabilities, preferred stock, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguish by Liabilities from Equity” (FASB ASC 480), and FASB ASC 815, “Derivatives and Hedging” (“FASB ASC 815”). The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as an asset or liability. The change in fair value is recorded in the Consolidated Statement of Operations as a component of other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

F-12

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

The classification of derivative instruments, including whether such instruments should be recorded as assets, liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified as assets or liabilities at the fair value of the instrument on the reclassification date. Derivative instrument as assets or liabilities will be classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

Foreign Currency Translation

The functional currency of our New Zealand operations is the local currency, New Zealand dollar (NZD). The translation of the foreign currency into U. S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rates prevailing during the year. The unrealized gains and losses resulting from such translation are included as a component of comprehensive income. Translation gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “General and administrative” on our Consolidated Statements of Operations. The unrealized foreign currency transaction losses for the years ended December 31, 2023 and December 31, 2022, were $5 thousand and $0 thousand, respectively.

Revenue Recognition

The Company accounts for revenues according to Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps, separated by reportable segments, in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements. For more detailed information about reportable segments, see Note 16 – Segment reporting.

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

The Company generally considers completion of an agreement, or Statement of Work (“SOW”) and/or purchase order as a customer contract, provided collection is considered probable.

Precision Logistics

Our Precision Logistics segment consists of two service lines, Proactive and Premium. Under our Proactive service line, clients pay us directly for carrier service coupled with our proactive logistics service. Terms typically range 7 days and no longer than 30 days. The Company has determined it is the principal and recognizes shipment fees in gross revenue. Under our Premium service line, we provide complete white-glove shipping monitoring and predictive analytics services. This service includes customer web portal access, weather monitoring, temperature control, full service center support and last mile resolution. Payment terms are typically 30 - 45 days.

Under both service lines in our Precision Logistics segment, our performance obligation is met, and revenue is recognized, when the packages are delivered. The transaction fees consist of fixed consideration made up of amounts contractually billed to the customer. There are no variable considerations in the transaction fee, in either service line.

Authentication

Our Authentication segment primarily consists of our brand protection service line which consists of a custom suite of products that offer clients traceability and brand solutions. Terms typically range between 30 and 90 days. Our performance obligation is met, and revenue is recognized, when our products are shipped or delivered depending on the specific agreement with the customer. The transaction fee is made up of fixed consideration based on the related purchase order or agreement. Warranties and other variable considerations are analyzed by the Company, in terms of historical warranties, current economic trends, and changes in customer demand, and have been determined to be insignificant in the twelve months ended December 31, 2023.

F-13

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Stock-Based Compensation

We account for stock-based compensation under the provisions of FASB ASC 718, “Compensation—Stock Compensation”, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. We estimate the fair value of stock-based awards on the date of grant using the Black-Scholes model. The assumptions used in the Black-Scholes option pricing model include risk-free interest rates, expected volatility and expected life of the stock options. Changes in these assumptions can materially affect estimates of fair value stock-based compensation, and the compensation expense recorded in future periods. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods using the straight-line method. We recognize forfeitures as they occur with a reduction in compensation expense in the period of forfeiture. For performance restricted stock units with stock price appreciation targets (see Note 10 – Stock Options, Restricted Stock and Warrants), we applied a lattice approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the RSU’s contractual life based on the appropriate probability distributions (which are based on commonly applied Black Scholes inputs). The fair value was determined by taking the average of the grant date fair values under each Monte Carlo simulation trial. We recognize compensation expense on a straight-line basis over the performance period and there is no ongoing adjustment or reversal based on actual achievement during the period.

F-14

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

We account for stock-based compensation awards to non-employees in accordance with ASU No. 2018-07, Compensation – Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity – Equity-Based Payments to Non-Employees.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. Non-employee equity-based payments are recorded as an expense over the service period, as if we had paid cash for the services. At the end of each financial reporting period, prior to vesting or prior to the completion of the services, the fair value of the equity-based payments will be re-measured, and the non-cash expense recognized during the period will be adjusted accordingly. Since the fair value of equity-based payments granted to non-employees is subject to change in the future, the amount of the future expense will include fair value re-measurements until the equity-based payments are fully vested or the service completed.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $39 thousand and $60 thousand for the years ended December 31, 2023, and 2022, respectively, and are included in Sales and Marketing on the Consolidated Statements of Operations.

Research and Development Costs

In accordance with FASB ASC 730, research and development costs are expensed when incurred. Research and development costs for the years ended December 31, 2023, and 2022 were $107 thousand and $89 thousand, respectively.

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2004 remain subject to examination by major tax jurisdictions due the carryforward of unutilized NOLs.

NOTE 2 – EQUITY INVESTMENTS

In December 2021, the Company acquired 8,841 shares of 10% Cumulative Convertible Series D Preferred Stock at a price of $10.00 per share as payment for a customer’s outstanding AR balance of $88,410. This instrument is considered an equity security within the scope of Topic 321 since the issuing entity has the option but no contractual obligation to redeem the preferred stock, and the Company can convert the preferred shares to common stock. During the year ended December 31, 2023, the Company determined that it would not be able to redeem the value of its investment and recorded a loss of $100 thousand bringing down the value of the equity investment to $0 as of December 31, 2023. The fair value of the equity investment was $100 thousand as of December 31, 2022, and included in Prepaid expenses and other current assets on the accompanying Consolidated Balance Sheets. The fair value of the equity investment is classified as Level 1 in the fair value hierarchy as the calculation is dependent upon the quoted market price of the entity.

On February 26, 2021, the Company formed VMEA Holdings Inc. (the “Sponsor Entity”), a Delaware corporation that was the founder of G3 VRM Acquisition Corp. (the “SPAC”) that was being co-sponsored by the Company.  The SPAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On April 12, 2021, the Sponsor Entity converted to a Delaware limited liability company, changed its name to “G3 VRM Holdings LLC” and a co-sponsor was added as a member of the Sponsor Entity resulting in an equity interest of 44.40% attributed to the Company. On July 6, 2021, the SPAC consummated the IPO of 10,626,000 units (the “Units”), including 626,000 Units pursuant to the partial exercise of the underwriter’s over-allotment option, generating gross proceeds of $106,260 thousand. Each Unit consisted of one share of SPAC common stock, $0.0001 par value, and one right to receive one-tenth (1/10) of a share of SPAC common stock upon the consummation of an initial business combination. Simultaneously with the closing of the IPO, the SPAC consummated the Private Placement of an aggregate of 569,410 Units with the Sponsor Entity purchasing 516,280 Units and Maxim Partners LLC purchasing 53,130 Units, generating total proceeds of $5,694 thousand. Of this amount, the Company was the indirect beneficial owner of 229,228 Units purchased by the Sponsor Entity for a total of $2,581 thousand. Upon consummation of the IPO, VerifyMe, as co-sponsor, indirectly through the Sponsor Entity, beneficially owned approximately 9.42% of the outstanding shares of the SPAC, which shares were subject to forfeiture upon certain conditions and restrictions on transfer.

F-15

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

As a result of ceasing to have a controlling financial interest in the Sponsor Entity on April 12, 2021, the Company accounted for the Sponsor Entity as an equity investment and has elected the fair value option.

The SPAC was unable to complete its initial business combination within 12 months from the closing of the IPO and the Sponsor Entity decided not to fund the extension and did not deposit additional funds into the trust account. As a result, the SPAC was dissolved and liquidated in accordance with its charter. The SPAC redeemed 100% of the public shares for cash on July 19, 2022, the rights expired worthless, and the founder shares and private placement securities became worthless. The SPAC was dissolved on July 29, 2022, and no distributions were made to the Sponsors. In December 2022, it was determined that the costs to dissolve the SPAC were ultimately less than the remaining assets of the SPAC and the SPAC made a distribution to the Company of $32 thousand.

The fair value of the equity investment was $0 million as of December 31, 2022. The fair value of the equity investment was classified as Level 3 in the fair value hierarchy as the calculation was dependent upon company specific adjustments to the observable trading price of the SPAC’s public units and shares, and related risk of forfeiture should no business combination occur. The Company recognized a loss on equity investments of $10,932 thousand for the year ended December 31, 2022, included in the Loss on equity investments in the accompanying Consolidated Statements of Operations.

NOTE 3 – REVENUE

Revenue by Category

The following series of tables present our revenue disaggregated by various categories (dollars in thousands).

	Authentication		Precision Logistics			Consolidated
Revenue	Year Ended December 31,		Year Ended December 31,			Year Ended December 31,
	2023	2022	2023	2022		2023	2022

Proactive services	$-	$-	$19,879	$15,202	(a)	$19,879	$15,202
Premium services	-	-	4,773	2,988	(a)	4,773	2,988
Brand protection services	661	1,386	-	-		661	1,386
	$661	$1,386	$24,652	$18,190		$25,313	$19,576

(a)	Revenue is our Precision Logistics Segment in 2022 includes revenue since the acquisition date of our PeriShip Global business, on April 22, 2022.

Contract Balances

The timing of revenue recognition, billings and cash collections results in unbilled revenue (contract assets) and deferred revenue (contract liabilities) on the consolidated balance sheets. Amounts charged to our clients become billable according to the contract terms, which usually consider the delivery completion. Unbilled amounts will generally be billed and collected within 30 days but typically no longer than 60 days. When we advance bill clients prior to the work being performed, generally, such amounts will be earned and recognized in revenue within twelve months. These assets and liabilities are reported on the consolidated balance sheets on a contract-by-contract basis at the end of each reporting period. Changes in the contract asset and liability balances during the year ended December 31, 2023, were not materially impacted by any other factors.

Applying the practical expedient in ASC Topic 606, we recognize the incremental costs of obtaining contracts (i.e. sales commissions) as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. As of December 31, 2023, we did not have any capitalized sales commissions.

For all periods presented, contract liabilities were not significant.

F-16

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The following table provides information about contract assets from contracts with customers:

	Contract Asset
	December 31,
In Thousands	2023	2022
Beginning balance, January 1	$1,185	$-
Contract asset additions	3,598	2,502
Reclassification to accounts receivable, billed to customers	(3,501)	(1,317)
Ending balance (1)	$1,282	$1,185

______________

(1)	Included within "Unbilled revenue" on the accompanying Consolidated Balance sheets.

F-17

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 4 – BUSINESS COMBINATION

Trust Codes Global Limited

On March 1, 2023, we acquired, through Trust Codes Global, the business and certain assets of Trust Codes Limited (“Trust Codes”), specializing in brand protection, anti-counterfeiting, and consumer engagement technology with an expertise in the food and agriculture industry. Trust Codes Global uses unique QR codes or IoT, coupled with GS1 standards to deliver cloud-based brand protection based on a unique per-item digital identity to protect brand and product authenticity, increase data visualization of a product through the end to end supply chain, and creates a data-drive engine to inform and educate consumers of the product. The Company accounted for the transaction as an acquisition of a business under ASC 805 – Business Combination. The purchase price was approximately $1.0 million which consisted of $0.36 million in cash paid at closing and 353,492 shares of common stock of the Company, representing $0.65 million in stock consideration. In addition, the purchase agreement requires consideration contingent upon the achievement of earnings targets during a five-year period subsequent to the closing of the acquisition. The earn-out consideration is estimated at $1.1 million at the acquisition date, however the maximum amount of the payment is unlimited. The preliminary purchase price allocation is subject to change and was finalized in the fourth quarter of 2023. The goodwill recognized is due to the expected synergies from combining the operations of the acquiree with the Company. All of the goodwill recorded for financial statement purposes is deductible for tax purposes. The Company incurred $278 thousand in relation to acquisition related costs which have been included in General and administrative, in the accompanying Consolidated Statements of Operations. Trust Codes Global is included in the Authentication segment and the results of its operations have been included in the consolidated financial statements beginning March 1, 2023.  Since the acquisition date, the Company has recorded $314 thousand of revenue relating to Trust Codes. The pro-forma financial information is immaterial to our results of operations and impractical to provide.

The following table summarizes the purchase price allocation for the acquisition (dollars in thousands).

Cash	$363
Fair value of contingent consideration	1,125
Stock (issuance of 353,492 shares of common stock) (a)	625
Total purchase price	$2,113

		Amortization
		Period
Purchase price allocation:
Prepaid expenses	$25
Property and Equipment, net	18
ROU Asset	171
Developed Technology	485	8 years
Trade Names/Trademarks	148	18 years
Customer Relationships	68	10 years
Goodwill	1,383
Accounts payable and other accrued expenses	(14)
Current lease liability	(63)
Long term lease liability	(108)
	$2,113

(a)	Stock issued was calculated based on the 15 day volume-weighted average price (“VWAP”) through February 28, 2023 calculated at $1.8388.

Contingent Consideration

ASC Topic 805 requires that contingent consideration to be recognized at fair value on the acquisition date and be re-measured each reporting period with subsequent adjustments recognized in the consolidated statement of operations. We estimate the fair value of contingent consideration liabilities using an appropriate valuation methodology, typically either an income-based approach or a simulation model, such as the Monte Carlo model, depending on the structure of the contingent consideration arrangement. Contingent consideration is valued using significant inputs that are not observable in the market which are defined as Level 3 inputs pursuant to fair value measurement accounting. We believe our estimates and assumptions are reasonable; however, there is significant judgment involved. At each reporting date, the contingent consideration obligation is revalued to estimated fair value, and changes in fair value subsequent to the acquisitions are reflected in income or expense in the consolidated statements of operations, and could cause a material impact to, and volatility in, our results. Changes in the fair value of contingent consideration obligations may result from changes in discount periods and rates and changes in the timing and amount of revenue and/or earnings projections.

F-18

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

As of December 31, 2023, contingent consideration presented as current liability totaled $173 thousand. As of December 31, 2023, the Company recorded a non-current contingent consideration totaling $751 thousand related to the acquisition of Trust Codes on the Consolidated Balance sheets and represents the portion of contingent consideration estimated to be payable greater than twelve months from the balance sheet date.

PeriShip LLC

On April 22, 2022, we acquired, through PeriShip Global, the business and certain assets of PeriShip, LLC (“PeriShip”), a value-added service provider for time and temperature sensitive parcel management.  PeriShip Global provides shipping logistics services utilizing proprietary predictive analytics software and supporting call center services.  Using our proprietary software platform, we provide real-time information and analysis to mitigate supply chain flow interruption, delivering last-mile resolution for key markets, including the perishable healthcare and food industries. The purchase price was $10.5 million which consisted of $7.5 million in cash paid at closing, a promissory note of $2.0 million with a fixed interest rate of 6% per annum on the unpaid principal balance, to be paid in three installments on the sixth, fifteenth, and eighteenth month anniversaries of the closing, and 305,473 shares of common stock of the Company, representing $1.0 million in stock consideration. The goodwill recognized is due to the expected synergies from combining the operations of the acquire with the Company. All of the goodwill recorded for financial statement purposes is deductible for tax purposes. The acquired PeriShip business is included in the Precision Logistics (formerly PeriShip Global Solutions) segment and the results of its operations have been included in the consolidated financial statements beginning April 22, 2022.

On September 22, 2022, the Company entered into an agreement with the owner of PeriShip, LLC to resolve certain disputes among the parties, reduce the principal and interest on the promissory note, repay the amended promissory note in full, and repurchased 61,000 shares of the Company’s common stock (see Note 9). The Company accounted for the agreement in accordance with Topic 250, through earnings, with the full amount included as a Gain on extinguishment of debt on the accompanying Consolidated Statements of Operations for a total of $326 thousand, for the year ended December 31, 2022.

The following table summarizes the purchase price allocation for the acquisition (dollars in thousands).

Cash	7,500
Promissory note	2,000
Stock (issuance of 305,473 shares of common stock) (1)	974
Total purchase price	10,474

		Amortization
		Period
Purchase price allocation:
Accounts receivable, net	836
Prepaid expenses	5
Developed Technology	3,143	6 years
Trade Names/Trademarks	1,111	13 years
Customer Relationships	1,839	10 years
Non-Compete Agreement	191	5 years
Property and Equipment, net	193
Goodwill	3,988
Accounts payable and other accrued expenses	(832)
	10,474

(1)	Stock issued was calculated based on the 15 days prior to April 22, 2022, volume-weighted average price (“VWAP”) calculated at $3.2736.

Unaudited Pro forma Financial Information

The following unaudited proforma financial information presents the combined results of operations of the Company and gives effect to the acquisition discussed above for the years ended December 31, 2022, as if the acquisition had occurred as of the beginning of the first period presented instead of on April 22, 2022.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on January 1, 2022, nor does it purport to project the results of operations of the combined company in future periods. The pro forma financial information does not give effect to any anticipated integration costs related to the acquired company during the periods presented.

F-19

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The below table summarizes proforma financial information for the Company, and the acquired PeriShip business, assuming the acquisition date of PeriShip occurred on January 1, 2022 (dollars in thousands):

Description	2022

Revenues	$25,397
Net Income (loss)	$(14,298)

NOTE 5 – INTANGIBLE ASSETS AND GOODWILL

Goodwill

Goodwill represents costs in excess of values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at estimated fair value. Goodwill is deemed to have an indefinite life and is not amortized but is tested for impairment annually, and at any time when events suggest an impairment more likely than not has occurred. We test goodwill at the reporting unit level.

ASC Topic 350, Intangibles - Goodwill and Other (ASC Topic 350), permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test.  Under ASC Topic 350, an entity is not required to perform a quantitative goodwill impairment test for a reporting unit if it is more likely than not that its fair value is greater than its carrying amount. A reporting unit is an operating segment, or one level below an operating segment, as defined by U.S. GAAP.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but are unpredictable and inherently uncertain. Actual future results may differ from those estimates. The timing and frequency of our goodwill impairment tests are based on an ongoing assessment of events and circumstances that would indicate a possible impairment. We will continue to monitor our goodwill and intangible assets for impairment and conduct formal tests when impairment indicators are present.

Each of our two reportable segments represents an operating segment under ASC Topic 280, Segment Reporting. We test our goodwill at the reporting unit level, or one level below an operating segment, under ASC Topic 350, Intangibles - Goodwill and Other. We determined that we have two reporting units for purposes of goodwill impairment testing, which represent our two reportable business segments, as discussed below.

Changes in the carrying amount of goodwill by reportable business segment for the year ended December 31, 2023, were as follows (in thousands):

	Authentication	Precision Logistics	Total
Net book value at
January 1, 2023	$-	$3,988	$3,988

2023 Activity
Acquisition of Trust Codes Global	1,383	-	1,383
Foreign currency translation	13	-	13
Net book value at
December 31, 2023	$1,396	$3,988	$5,384

Intangible Assets Subject to Amortization

Our intangible assets include amounts recognized in connection with patents and trademarks, capitalized software and acquisitions, including customer relationships, tradenames, developed technology and non-compete agreements. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Amortization is recognized on a straight-line basis over the estimated useful life of the intangible assets. Intangible assets with definite lives are reviewed for impairment if indicators of impairment arise. Except for goodwill, we do not have any intangible assets with indefinite useful lives.

F-20

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Intangible assets with finite lives are subject to amortization over their estimated useful lives. The primary assets included in this category and their respective balances were as follows (in thousands):

December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (Years)
Patents and Trademarks	$2,002	$(564)	$1,438	13
Capitalized Software	161	(109)	52	2
Customer Relationships	1,908	(317)	1,591	9
Developed Technology	3,632	(938)	2,694	5
Internally Used Software	914	(62)	852	6
Non-Compete Agreement	191	(65)	126	3
Deferred Implementation	198	(24)	174	9
Total Intangible Assets	$9,006	$(2,079)	$6,927
December 31, 2022
Patents and Trademarks	$1,858	$(445)	$1,413	13
Capitalized Software	206	(91)	115	3
Customer Relationships	1,839	(133)	1,706	9
Developed Technology	3,143	(360)	2,783	5
Internally Used Software	236	(4)	232	6
Non-Compete Agreement	191	(28)	163	4
Deferred Implementation	140	(7)	133	10
Total Intangible Assets	$7,613	$(1,068)	$6,545

Amortization expense for intangible assets was $1,030 thousand and $657 thousand for the years ended December 31, 2023, and December 31, 2022, respectively. During the year ended December 31, 2023, the Company impaired certain assets related to its Developed Technology and Patents by $90 thousand, to bring the gross carrying amount related to these assets to zero, as these technologies are no longer in use.

Patents and Trademarks

As of December 31, 2023, our current patent and trademark portfolios consist of nine granted U.S. patents and two granted European patents, one validated in four countries (France, Germany, United Kingdom, and Italy), and the second patent validated in three countries (France, Germany, and United Kingdom), three pending U.S. and foreign patent applications, twenty-six registered U.S. trademarks (of which nineteen are in the name of VerifyMe, Inc., and seven trademarks were acquired through our wholly owned subsidiary, PeriShip Global), two EU trademark registrations, one Colombian trademark registration, one Australian trademark registration, one Japanese trademark registration, one Mexican trademark registration, one Singaporean trademark registration, two UK trademark registrations, seven NZ trademark registration (of which six are in the name of Trust Codes Limited and/or Trust Codes Global Limited), one OAPI (African Intellectual Property Organization) trademark registration (in the name of Trust Codes Global Limited), and two pending US and foreign trademark applications. The Company abandoned two patents during the year ended December 31, 2023.

The Company expects to record amortization expense of intangible assets over the next 5 years and thereafter as follows (in thousands):

Fiscal Year ending December 31,
2024	$1,134
2025	1,109
2026	1,105
2027	1,070
2028	695
Thereafter	1,814
Total	$6,927

As of December 31, 2023, our intangible assets with definite lives had a weighted average remaining useful life of 8 years.  We have no amortizable intangible assets with indefinite useful lives.

F-21

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 6 – INCOME TAXES

The reconciliation of income tax expense computed at the U.S. federal statutory rate to the income tax provision for the years ended December 31, 2023, and 2022 is as follows (in thousands):

	Year Ended December 31,
US	2023	2022

Loss before income taxes
Domestic	$(2,612)	$(14,400)
Foreign	(777)	-
Total loss before income taxes	(3,389)	(14,400)

Taxes under statutory US tax rates	(712)	(3,024)
Increase (decrease) in taxes resulting from:
Foreign taxes and rate differential	(53)	-
Increase (decrease) in valuation allowance	642	(1,188)
Change in State tax rate	(25)	(57)
Prior period true up	267	5,045
State taxes	(119)	(776)
Income tax expense	$-	$-

The increase in the valuation allowance during the year ended December 31, 2023 was due primarily to the increase in our net operating losses which may not be utilized in the future. The decrease in the Company's net valuation allowance in the year ended December 31, 2022 was due primarily to a realized loss in our equity investment (See Note 2-Equity Investments), and to net operating losses which will expire unutilized due to limitations resulting from application of Section 382 of the Internal Revenue Code of 1986, as amended (“IRC”).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2023	2022
US
Net operating loss carryforwards	$6,318	$6,495
Restricted stock (RSA’s, RSU’s)	613	503
Stock options	527	562
Stock Purchase Plan (SPP)	2	8
Depreciation	(45)	(71)
Intangibles	(27)	22
Acquisition transaction costs	172	110
Capitalized research and development	(1)	17
Unrealized gain on investment	2	(1)
Bad debt	42	9
Capital loss carryforward	680
Accruals & other	11
Dividend income		(2)
Gross deferred tax assets	$8,294	$7,652

Less valuation allowance	(8,294)	(7,652)
Total deferred tax assets	$-	$-

Deferred tax liabilities:
Total deferred tax liabilities	-	-
Net deferred tax assets / (liabilities)	$-	$-

F-22

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these factors, Management has placed a full valuation allowance against all deferred tax assets, including net operating loss carryforwards, due to the uncertainty of future profitability.

As of December 31, 2023, the Company has net operating loss carryforwards of $22.7 million for tax purposes, which will be available to offset future taxable income. If not used, $7.5 million of these carryforwards will expire beginning in 2024, and $15.2 million will carryforward indefinitely. As of the year ended December 31, 2022, Federal and state NOLs of $23.1 million and $0, respectively, will expire unutilized due to the limitations of Section 382, leaving Federal and state NOL carryforwards of $24.4 million and $13.1 million, respectively.

The Company completed the IRC Section 382 analysis, in 2022, and determined that an ownership change occurred sufficient to impose additional limitations on the use of NOL carryforwards. The Company has not completed the IRC Section 382 analysis in 2023 and is not aware of any indicators that may impose additional limitations on the use of NOL carryforwards.

Utilization of the net operating losses (NOL) carryforwards may be subject to a substantial annual limitation as required by Section 382 of the IRC, due to ownership change of the company that could occur in the future, as well as similar state provisions. In general, an “ownership change” as defined by Section 382 results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. These ownership changes may limit the amount of NOL carryforwards that can be utilized annually to offset future taxable income.

No tax benefit has been reported in the December 31, 2023, due to the uncertainty surrounding the realizability of the benefit.

Uncertain Tax Positions

As of December 31, 2023, and 2022 we had no uncertain tax positions reflected on our balance sheet. The Company files income tax returns in U.S. federal, state and local jurisdictions, and in one non-U.S. jurisdiction, and is subject to audit by tax authorities in those jurisdictions. The Company’s tax years from 2004 are subject to examination by the United States and state taxing authorities due to the carryforward of unutilized NOLs.

The Tax Cuts and Jobs Act of 2017 imposes a mandatory repatriation tax on certain unremitted foreign earnings and provides a 100% deduction to domestic corporations for certain dividends received from foreign corporations after Dec. 31, 2017. Therefore, we do not expect future dividends, if any, from the earnings of our foreign subsidiary to result in U.S. federal income taxes. Deferred tax liabilities arising from the difference between the financial reporting and income tax bases inherent in our foreign subsidiary, referred to as outside basis differences, have not been provided for U.S. income tax purposes because we do not intend to sell, liquidate or otherwise trigger the recognition of U.S. taxable income with regard to our investment in this foreign subsidiary. Determining the amount of U.S. deferred tax liabilities associated with outside basis differences is not practicable at this time.

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet and has established a valuation allowance of approximately $8.3 million at December 31, 2023. The Company did not utilize any NOL deductions for the year ended December 31, 2023.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2023, and December 31, 2022, respectively.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on the balance sheets and recognized $2 thousand in interest and/or penalties in the Statements of Operations for the year ended December 31, 2023, and $0 in the fiscal year ended December 31, 2022.

There are no taxes payable as of December 31, 2023, or December 31, 2022.

F-23

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 7—DEBT

PNC Facility

PeriShip Global is a party to a debt facility with PNC Bank, National Association (the “PNC Facility”). The PNC Facility includes a $1 million revolving line of credit (the “RLOC”). The RLOC has no scheduled payments of principal until maturity, and bears interest per annum at a rate equal to the sum of Daily SOFR plus 2.85% with monthly interest payments. The PNC Facility also includes a four-year term note (the “Term Note”) for $2 million which matures in September of 2026 and requires equal quarterly payments of principal and interest. The Term Note incurs interest per annum at a rate equal to the sum of Daily SOFR plus 3.1%.  The RLOC and Term Note are guaranteed by VerifyMe and secured by the assets of PeriShip Global and VerifyMe.

The PNC Facility includes a number of affirmative and restrictive covenants applicable to PeriShip Global, including, among others, a financial covenant to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 at the end of each fiscal year, affirmative covenants regarding delivery of financial statements, payment of taxes, and establishing primary depository accounts with PNC Bank, and restrictive covenants regarding dispositions of property, acquisitions, incurrence of additional indebtedness or liens, investments and transactions with affiliates. PeriShip Global is also restricted from paying dividends or making other distributions or payments on its capital stock if an event of default (as defined in the PNC Facility) has occurred or would occur upon such declaration of dividend. On November 3, 2023, PeriShip Global entered into a waiver and amendment to loan documents and received a waiver for certain events of default and entered into an amended and restated loan agreement with PNC effective October 31, 2023, which provided amendments to a number of affirmative and restrictive covenants applicable to PeriShip Global and extended the RLOC to September 30, 2024. PeriShip Global was in compliance with all affirmative and restrictive covenants under the PNC Facility as of December 31, 2023.

As of December 31, 2023, our short-term debt outstanding under the Term Note was $500 thousand and total long-term debt outstanding under the Term Note was $875 thousand. During the year ended December 31, 2023, the Company made a repayment of $500 thousand towards the principal of the outstanding Term Note. As of December 31, 2022, our short-term debt outstanding under the Term Note was $0.5 million and total long-term debt outstanding under the Term Note was $1.4 million.

During the year ended December 31, 2023, $1,800 thousand was drawn on the RLOC, of which $1,800 thousand was repaid. As of December 31, 2023, $0 was outstanding on the RLOC.

Effective October 17, 2022, the Company entered into an interest rate swap agreement, with a notional amount of $1,958 thousand, effectively fixing the interest rate on the Company’s outstanding debt at 7.602%. The Company has designated the intertest rate swap, expiring September 2026, as a cash flow hedge and have applied hedge accounting. The fair value of the derivative asset and liability associated with the interest rate swap are not significant as of December 31, 2023, and as of December 31, 2022, respectively.

On April 22, 2022, the Company issued a $2.0 million unsecured promissory note through our subsidiary PeriShip Global as part of the acquisition of the PeriShip business. The note had a fixed interest rate of 6% per annum on the unpaid principal balance, to be paid in three installments on the sixth, fifteenth, and eighteenth month anniversaries of the closing. On September 22, 2022, the Company entered into an agreement with the note holder whereby the Company repaid the outstanding principal balance and accrued interest outstanding on the note and redeemed 61,000 shares of its common stock from the holder of the note, for a total of $1.8 million, at which point the guarantee agreement entered into by the Company in connection therewith was automatically terminated and has no further effect.

The Company accounted for the early extinguishment of debt in accordance with ASC 405-20 - Extinguishment of Liabilities, and recognized a gain included in Gain on extinguishment of debt on the accompanying Consolidated Statements of Operations of $326 thousand for the year ended December 31, 2022.

Convertible Debt

On August 25, 2023, the Company entered into a Convertible Note Purchase Agreement with certain investors for the sale of convertible promissory notes for the aggregate principal amount of $1,100 thousand of which $475 thousand was purchased by related parties including certain members of management and the Board of Directors. The notes are subordinated unsecured obligations of the Company and accrue interest at a rate of 8% per year payable semiannually in arrears on February 25 and August 25 of each year, beginning on February 25, 2024. The notes will mature on August 25, 2026, unless earlier converted or repurchased at a conversion price of $1.15 per share of common stock. The Company may not redeem the notes prior to the maturity date. For the year ended December 31, 2023, interest expense related to the convertible debt was $31 thousand. As of December 31, 2023, the amount outstanding on the convertible debt was $1,100 thousand and included in Convertible note and Convertible note – related party on the accompanying Consolidated Balance Sheets.

NOTE 8 – CONVERTIBLE PREFERRED STOCK

The Company is authorized to issue Series A Convertible Preferred Stock, par value of $0.001 per share (the “Series A”) and Series B Convertible Preferred Stock, par value of $0.001 per share (the “Series B”). As of December 31, 2023, and 2022, there were no shares of Series A outstanding and 0.85 of a share of Series B outstanding convertible into 144,444 shares of common stock. Each share of Series A and Series B has limited voting rights, is entitled to participate with the common stock on liquidation and holders of Series A and Series B are subject to beneficial ownership limitations.

F-24

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY

The Company expensed $477 thousand and $239 thousand related to restricted awards for the years ended December 31, 2023 and December 31, 2022, respectively.

The Company expensed $998 thousand and $1,084 thousand related to restricted stock units for the years ended December 31, 2023 and December 31, 2022, respectively.

On November 2, 2023 the Company issued 56,272 shares of common stock upon vesting of 72,329 restricted stock units, net of 16,057 shares of common stock withheld for taxes.

On September 20, 2023, the Company issued 15,965 shares of common stock upon vesting of 22,807 restricted stock units, net of 6,842 shares of commons stock withheld for taxes.

On July 31, 2023, the Company issued 14,000 shares of common stock upon vesting of 20,000 restricted stock awards, net of 6,000 shares of common stock withheld for taxes.

On April 22, 2023, 750 shares of common stock were retired to cover taxes on the vesting of 2,500 restricted stock award.

On March 31, 2023, the Company issued 1,750 shares of common stock upon vesting of 2,500 restricted stock units, net of 750 shares of common stock withheld for taxes.

On February 28, 2023, 353,492 shares of common stock were issued in relation to the acquisition of Trust Codes Global, see Note 4 – Business Combinations, for details.

On December 31, 2023, the Company issued 133,654 of restricted common stock, vesting immediately, with a value of $147 thousand, for consulting services.

During the year ended December 31, 2023, the Company retired 5,515 shares of common stock held in Treasury and 1,496 shares of common stock outstanding, relating to issuances in prior periods that have been forfeited or cancelled.

During the year ended December 31, 2023, the Company issued 50,002 shares of common stock issued upon the separation of a former director, relating to 50,002 shares of restricted stock units that had previously vested.

Non-Qualified Stock Purchase Plan

On June 10, 2021, the stockholders of the Company approved a non-qualified stock purchase plan (the “2021 Plan”). The 2021 Plan provides eligible participants, including employees, directors and consultants of the Company, the opportunity to purchase shares of the Company’s common stock thereby increasing their interest in the Company’s continued success. The maximum number of common stock reserved and available for issuance under the 2021 Plan is 500,000 shares. The purchase price of shares of common stock acquired pursuant to the exercise of an option will be the lesser of 85% of the fair market value of a share (a) on the enrollment date, and (b) on the exercise date. The 2021 Plan is not intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company applied FASB ASC 718, “Compensation-Stock Compensation” and estimated the fair value using the Black-Scholes model, as the 2021 Plan is considered compensatory. In relation to the 2021 Plan the Company expensed $53 thousand and $122 thousand for the years ended December 31, 2023 and December 31, 2022, respectively. During the years ended December 31, 2023, and December 31, 2022, the Company received $80 thousand and $102 thousand, respectively, in proceeds related to the 2021 Plan.

Shares Held in Treasury

As of December 31, 2023, and December 31, 2022, the Company had 329,351 and 389,967 shares, respectively, held in treasury with a value of approximately $659 thousand and $949 thousand, respectively.

On August 31, 2023, six participants exercised their option under the Company’s 2021 Plan, and as a result, 12,802 shares were issued from treasury, with an exercise price of $0.96 per share.

F-25

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

On February 28, 2023, fourteen participants exercised their option under the Company’s 2021 Plan, and as a result, 57,245 shares were issued, of which 48,500 were issued from treasury, with an exercise price of $1.19 per share.

Shares Repurchase Program

Effective July 1, 2022, the Company’s Board of Directors approved a share repurchase program to allow the Company to spend up to $1.5 million to repurchase shares of its common stock, so long as the price does not exceed $5.00. This plan ended on July 1, 2023. During the year ended December 31, 2023, the Company repurchased 6,201 shares of common stock for $10 thousand under the Company’s repurchase program. In December 2023, the Company’s Board of Directors approved a new share repurchase program to allow the Company to spend up to $0.5 million to repurchase shares of its common stock so long as the price does not exceed $1.00 until December 14, 2024. During the year ended December 31, 2023, the Company did not repurchase shares of common stock under the Company’s current program.

NOTE 10– STOCK OPTIONS, RESTRICTED STOCK AND WARRANTS

During 2013, the Company adopted the 2013 Omnibus Equity Compensation Plan (the “2013 Plan”). Under the 2013 Plan, the Company is authorized to grant awards of stock options, restricted stock, restricted stock units and other stock-based awards up to an aggregate of 400,000 shares of common stock.  The 2013 Plan is intended to permit certain stock options granted to employees under the 2013 Plan to qualify as incentive stock options.  All options granted under the 2013 Plan, which are not intended to qualify as incentive stock options are deemed to be non-qualified stock options.

On November 14, 2017, the Executive Committee of the Company’s Board of Directors adopted the 2017 Equity Incentive Plan (the “2017 Plan”) which covered the potential issuance of 260,000 shares of common stock. The 2017 Plan provided that directors, officers, employees, and consultants of the Company were eligible to receive equity incentives under the 2017 Plan at the discretion of the Board or the Board’s Compensation Committee.

On August 10, 2020, the Company’s Board of Directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”), subject to stockholder approval, which authorizes the potential issuance of up to 1,069,110 shares of common stock. On September 30, 2020, the Company’s stockholders approved the 2020 Plan, and upon such approval the 2020 Plan became effective and the 2017 Plan was terminated. Shares of common stock underlying existing awards under the 2017 Plan may become available for issuance pursuant to the terms of the 2020 Plan under certain circumstances. Employees and non-employee directors of the Company or its affiliates, and other individuals who perform services for the Company or any of its affiliates, are eligible to receive awards under the 2020 Plan at the discretion of the Board of Directors or the Board’s Compensation Committee.

On March 28, 2022, the Company’s Board of Directors adopted the First Amendment to the 2020 Plan, subject to stockholder approval, which increased the shares authorized for potential issuance under the 2020 Plan to 2,069,100 shares of common stock and extended the term of the 2020 Plan to June 9, 2023. On June 9, 2022, the Company’s stockholders approved the First Amendment to the 2020 Plan. On April 17, 2023, the Company’s Board of Directors adopted the Second Amendment to the 2020 Plan, subject to stockholder approval, which increased the shares authorized for potential issuance under the 2020 Plan to 3,069,110 shares of common stock and extended the term of the 2020 Plan to June 6, 2033, and increased the annual cap on director compensation by $50 thousand. On June 6, 2023, the Company’s stockholders approved the Second Amendment to the 2020 Plan.

The 2020 Plan, as amended, is administered by the Compensation Committee which determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

In connection with incentive stock options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of the grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value (determined at the time of the grant) of stock with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its affiliates) shall not exceed $100 thousand, and the options in excess of $100 thousand shall be deemed to be non-qualified stock options, including prices, duration, transferability and limitations on exercise. The maximum number of shares of common stock that may be issued under the 2020 Plan pursuant to incentive stock options may not exceed, in the aggregate, 1,000,000.

The Company has issued non-qualified stock options pursuant to contractual agreements with non-employees. Options granted under the agreements are expensed when the related service or product is provided. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value represent management’s best estimates and involve inherent uncertainties and judgements.

F-26

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Stock Options

The following table summarizes the activities for the Company’s stock options as of December 31, 2023, and 2022:

	Options Outstanding
			Weighted -
			Average
			Remaining	Aggregate
		Weighted-	Contractual	Intrinsic
	Number of	Average	Term	Value
	Shares	Exercise Price	(in years)	(in thousands)(1)
Balance as of December 31, 2021	465,471	$4.38

Granted	-	-

Forfeited/Cancelled/Expired	(128,000)	3.74

Balance as of December 31, 2022	337,471	4.63

Exercisable as of December 31, 2022	337,471	$4.63	2.4	$-

Granted	-	-

Forfeited/Cancelled/Expired	(36,000)	5.17

Balance as of December 31, 2023	301,471	4.56

Exercisable as of December 31, 2023	301,471	$4.56	1.2	$-

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for options that were in-the-money at each respective period.

As of December 31, 2023, and 2022, the Company had no unvested stock options.

F-27

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

During the year ended December 31, 2023, and 2022, the Company expensed $0 thousand with respect to options.

As of December 31, 2023, and 2022, there was $0 unrecognized compensation cost related to outstanding stock options.

Restricted Stock Awards and Restricted Stock Units

The following table summarizes the unvested restricted stock awards as of December 31, 2023 and 2022:

		Weighted -
		Average
	Number of	Grant
	Award Shares	Date Fair Value

Unvested at December 31, 2021	44,642	4.31

Granted	39,308	3.18

Vested	(42,142)	4.32

Balance at December 31, 2022	41,808	3.24

Granted	506,194	1.45

Vested	(131,333)	2.06

Balance at December 31, 2023	416,669	$1.44

As of December 31, 2023, and 2022, total unrecognized share-based compensation cost related to unvested restricted stock awards was $260 thousand and $2 thousand respectively, which is expected to be recognized over a weighted-average period of 0.44 years as of December 31, 2023.

F-28

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The following table summarizes the unvested restricted stock units as of December 31, 2023 and 2022:

	Unvested Restricted Stock Units
		Weighted -
		Average
	Number of	Grant
	Unit Shares	Date Fair Value
Unvested at December 31, 2021	187,010	4.11

Granted	418,041	2.14

Vested	(191,425)	4.07

Unvested at December 31, 2022	413,626	2.14

Granted	272,941	1.35

Vested	(294,261)	2.51

Forfeited/Cancelled	(21,053)	1.20

Balance at December 31, 2023	$371,253	$1.32

As of December 31, 2023, and 2022, total unrecognized share-based compensation cost related to unvested restricted stock units was $301 thousand and $284 thousand respectively, which is expected to be recognized over a weighted-average period of 1.39 years as of December 31, 2022.

For RSUs with stock price appreciation targets, we applied a lattice approach that incorporated a Monte Carlo simulation, which involved random iterations that took different future price paths over the RSU’s contractual life based on the appropriate probability distributions (which are based on commonly applied Black Scholes inputs). The fair value of each grant was determined by taking the average of the grant date fair values under each Monte Carlo simulation trial. We recognize compensation expense on a straight-line basis over the derived service period and there is no ongoing adjustment or reversal based on actual achievement during the period.

The following table summarizes the unvested performance restricted stock units as of December 31, 2023 and 2022:

	Unvested Performance Restricted Stock Units
		Weighted -
		Average
	Number of	Grant
	Unit Shares	Date Fair Value
Unvested at December 31, 2021	-	-

Granted	432,326	2.95

Vested	-	-

Balance at December 31, 2022	432,326	2.95

Granted	1,156,591	1.16

Vested	-	-

Forfeited/Cancelled	(150,157)	2.95

Balance at December 31, 2023	1,438,760	$1.51

As of December 31, 2023, and December 31, 2022 total unrecognized share-based compensation cost related to unvested restricted stock units was $1,778 thousand and $947 thousand, respectively, which is expected to be recognized over a weighted-average period of 1.75 years as of December 31, 2023.

F-29

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

Warrants

The following table summarizes the activities for the Company’s warrants for the year ended December 31, 2023 and 2022:

	Warrants Outstanding (Excluding Pre-Funded Warrants)
	Number of Warrant Shares	Weighted- Average Exercise Price	Weighted - Average Remaining Contractual Term in years)	Aggregate Intrinsic Value (in thousands)(1)
Balance at December 31, 2021	3,779,243	$5.89

Granted	1,590,150	3.22

Expired	(265,938)	19.21

Balance at December 31, 2022	5,103,455	4.34

Granted	-	-

Expired	(474,869)	6.34

Balance at December 31, 2023	4,628,586	4.13	2.3

Exercisable at December 31, 2023	4,628,586	4.13	2.3	$-

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying warrants and the closing stock price of $1.12 for our common stock on December 31, 2023.

For the year ended December 31, 2023, and 2022, the Company granted 0 warrants and 34,942 warrants to warrant holders pursuant to anti-dilution provisions, 0 warrants and 1,555,208 warrants in conjunction with the Securities Purchase Agreement, respectively (see Note 9 – Stockholders’ Equity). As the fair value of the warrants granted would have had a net zero impact to equity (increasing additional paid in capital and offering costs for the same amount), the Company did not break out or complete a separate valuation of the warrants granted in association with either capital raise.

Pre-funded Warrants

On April 14, 2022, in connection with our Securities Purchase Agreement, the Company issued 675,000 pre-funded warrants to purchase up to an aggregate of 675,000 shares of common stock at a purchase price of $3.214 per pre-funded warrant, which represented the per share public offering price for the common stock less the $0.001 per share exercise price for each pre-funded warrant. In August 2022, 675,000 pre-funded warrants with an exercise price of $0.001 per share were exercised, and 675,000 shares of the Company’s common stock were issued. No pre-funded warrants are outstanding as of December 31, 2023 or December 31, 2022.

F-30

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

NOTE 11—LOSS PER SHARE

Basic loss per share (EPS) is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The dilutive common stock equivalent shares consist of preferred stock, stock options, warrants, restricted stock awards and restricted stock units computed under the treasury stock method, using the average market price during the period.

The following table sets forth the computation of basic loss per share (in thousands, except share and per share data):

	Years Ended December 31,
	2023	2022
Numerator:
Net loss:	$(3,390)	$(14,398)
Denominator:
Weighted average shares of common stock – basic	9,766,469	8,466,075
Loss per share:
Basic	$(0.35)	$(1.70)
Diluted	$(0.35)	$(1.70)

F-31

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The following table represents the weighted average number of anti-dilutive instruments excluded from the computation of diluted loss per share:

	Years Ended December 31,
	2023	2022
Anti-dilutive instruments excluded from computation of diluted net loss per share:

Preferred Stock	144,444	144,444

Stock Options	301,471	337,471

Warrants	4,628,586	5,103,455

Stock purchase plan	28,065	57,245

Convertible note	956,527	-

Restricted Stock Units and Restricted Stock Awards	2,226,682	887,760

NOTE 12—LONG TERM DERIVATIVE LIABILITY

On April 7, 2022, the Company granted two directors 11,250 restricted stock units each (“SPAC RSUs”) with respect to the common stock, $0.0001 par value per share, of G3 VRM Acquisition Corp. The SPAC RSUs were to vest upon the initial business combination of the SPAC (see Note 2 – Equity Investments) subject to continuous service to the Company through the vesting date. Each vested SPAC RSU represented the right to receive the value of one share of stock in G3 VRM Acquisition Corp., which would have been paid to the director as soon as practicable after the fifteen-month anniversary of the vesting date.

In June 2022, the Sponsor Entity decided not to fund the extension for the time that the SPAC had to complete its initial business combination. As a result, the SPAC was dissolved and liquidated in accordance with its charter and under ASC 815, and the derivative instrument was terminated. As a result, the SPAC RSUs were forfeited. For the year ended December 31, 2022, the Company has recorded the effect of termination to reduce the fair value and recorded a credit to share-based compensation expense of $71 thousand in relation to these awards. The fair value of the derivative liability was $0 as of December 31, 2022.

NOTE 13 –EMPLOYEE BENEFIT PLAN

We offer the VRME Retirement Savings Plan (the “Plan”) to our employees located in the United States of America. Eligible employees can elect to participate in the Plan, as soon as administratively feasible after enrollment. The Plan permits pre-tax contributions to the Plan by participants pursuant to Section 401(k) of the Internal Revenue Code (IRC). The Company makes the matching contributions at our discretion. In the years ended December 31, 2023, and December 31, 2022, the Company contributed a value of approximately $137 thousand and $103 thousand respectively and is recognized as compensation expense in the Consolidated Statements of Operations for matching contributions to the Plan.

New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate. The Company makes the required by law contributions equal to three percent of each employee’s salary. During the year ended December 31, 2023, the Company contributed $10 thousand.

NOTE 14 –LEASES

The Company accounts for its leases under Accounting Standard Codification (“ASC”) Topic 842, Leases. The Company determines at its inception whether an arrangement that provides us control over the use of an asset is a lease. We recognize at lease commencement a right-of-use (ROU) asset and lease liability based on the present value of the future lease payments over the lease term. We have elected not to recognize a ROU asset and lease liability for leases with terms of 12 months or less. Our current long-term leases include an option to extend the term of the lease prior to the end of the initial term. It is not reasonably certain that we will exercise the option and have not included the impact of the option in the lease term for purposes of determining total future lease payments. As our lease agreement does not explicitly state the discount rate implicit in the lease, we use our promissory note borrowing rate to calculate the present value of future payments.

F-32

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For our real estate leases, we apply a practical expedient to include these non-lease components in calculating the ROU asset and lease liability. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and expensed as incurred.

We have operating leases for office facilities. We do not have any finance leases.

Lease expense is included in General & Administrative Expenses on the accompanying Consolidated Statements of Operations. The components of lease expense were as follows (in thousands):

	Years ended December 31,
	2023	2022
Operating lease cost	$182	$85
Short-term lease cost	28	18
Total lease costs	$210	$103

Supplemental information related to leases was as follows (dollars in thousands):

	December 31, 2023	December 31, 2022
Operating Lease right-of-use asset	$468	$469

Current portion of operating lease liabilities	170	115
Non-current portion of operating lease liabilities	307	359
Total operating lease liabilities	$477	$474

Cash paid for amounts included in the measurement of operating lease liabilities	$177	$80

Right-of-use assets obtained in exchange for operating lease liabilities	$-	$552

Weighted-average remaining lease term for operating leases (years)	3.0	4.3
Weighted average discount rate for operating leases	6.4%	6.0%

F-33

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The following is a reconciliation of future undiscounted cash flows to the operating lease liabilities on our consolidated balance sheets as of December 31, 2023 (in thousands):

Year ended December 31,
2024	$191
2025	195
2026	139
2027	45
Thereafter	-
Total future lease payments	570
Less: imputed interest	(93)
Present value of future lease payments	477
Less: current portion of lease liabilities	(170)
Long-term lease liabilities	$307

NOTE 15 – CONCENTRATIONS

During the year ended December 31, 2023, one customer represented 17% of revenues and one customer represented 13% of revenues for the year ended December 31, 2022.

As of December 31, 2023, three customers made up 47% of accounts receivable. As of December 31, 2022, two customers accounted for 23% of total accounts receivable.

During the year ended December 31, 2023, and December 31, 2022, one vendor accounted for 99% of transportation costs, in our Precision Logistics segment.

NOTE 16 – SEGMENT REPORTING

As of December 31, 2023, we operated through two reportable business segments:  (i) Precision Logistics (formerly PeriShip Global Solutions) and (ii) Authentication (formerly VerifyMe Solutions).

Precision Logistics: This segment offers a value-added service provider for time and temperature sensitive parcel management. Through logistics management from a sophisticated IT platform with proprietary databases, package and flight-tracking software, weather, traffic, as well as dynamic dashboards with real-time visibility into shipment transit and last-mile events that are managed by a service center we provide our clients an end-to-end vertical approach for their most critical service delivery needs. Using our proprietary IT platform, we provide real-time information and analysis to mitigate supply chain flow interruption, delivering last-mile resolution for key markets, including the perishable healthcare and food industries.

Authentication: This segment specializes in solutions that connect brands with consumers through their products. Consumers can authenticate products with their smart phone prior to usage, and brand owners have the ability to gather business intelligence while engaging directly with their consumers. Our Authentication segment also provides brand protection and supply chain functions such as counterfeit prevention.

We do not allocate the following items to the segments: general and administrative expenses, research and development expense, sales and marketing expenses, and other income (expense).

F-34

VerifyMe, Inc.

Notes to the Consolidated Financial Statements

The following table sets forth the revenue and operating results attributable to each reportable segment and includes a reconciliation of segment revenue to consolidated revenue and operating results to consolidated loss before income tax expense (in thousands):

	Years Ended December 31,
	2023	2022
Revenue
Precision Logistics	$24,652	$18,190
Authentication	661	1,386
Total Revenue	$25,313	$19,576

Gross Profit
Precision Logistics	$8,475	$5,505
Authentication	528	983
Total Gross Profit	9,003	6,488

General and administrative	10,586	8,428
Research and development	107	89
Sales and marketing	1,638	1,718
LOSS BEFORE OTHER EXPENSE, NET	(3,328)	(3,747)
TOTAL OTHER EXPENSE, NET	(62)	(10,651)
NET LOSS	$(3,390)	$(14,398)

Additional information relating to our business segments is as follows (in thousands):

Identifiable assets:

	Years Ended December 31,
	2023	2022

Precision Logistics	$16,637	$17,302
Authentication	4,068	3,450
Total Assets	$20,705	$20,752

NOTE 17 – SUBSEQUENT EVENTS

On February 17, 2024 we repurchased 1,000 shares under the Share Repurchase program

On February 29, 2024, seven participants exercised their option under the Company’s 2021 Plan, and as a result, 21,889 shares were issued with an exercise price of $0.97.

F-35

Stockholder and Corporate Information

Stock Exchange Listing: Nasdaq: VRME	Management

2024 Virtual Meeting

The 2024 annual meeting of stockholders will be held on Tuesday, June 4, 2024 at 12:00 p.m. Eastern Time and will be conducted exclusively as a virtual meeting by means of a live webcast. Stockholders will be able to attend the meeting, vote shares and submit questions via the Internet by visiting:

http://www.virtualshareholdermeeting.com/VRME2024

Transfer Agent and Registrar

For services such as change of address, replacement of lost certificates and changes in registered ownership, or for inquiries about your account, contact:

West Coast Stock Transfer, Inc.

721 N. Vulcan Ave., First Floor

Encinitas, California 92024

(619) 664-4780

fbrickell@wcsti.com

Investor Relations

Investors, stockbrokers, security analysts and others seeking information about us should contact:

Investor Inquiries

IR@verifyme.com

Additional information about VerifyMe is available at: www.verifyme.com

Independent Registered Public Accounting Firm

MaloneBailey, LLP
Houston, Texas

Corporate Counsel

Harter Secrest & Emery LLP
Rochester, New York

Adam Stedham

President & Chief Executive Officer

Nancy Meyers

Chief Financial Officer

Paul Ryan

Executive Vice President, Authentication Segment

Curt Kole

Executive Vice President Precision Logistics

Fred Volk

Vice President of Operations, PeriShip Global, LLC

Jack Wang

Chief Information Officer & Senior Vice President of Technology, PeriShip Global, LLC

Board of Directors

Scott Greenberg

Chairman of the Board

Marshall Geller

Non-Executive Vice Chairman of the Board

Howard Goldberg

Lead Independent Director

Arthur Laffer

David Edmonds

Adam Stedham

801 International Parkway, Fifth Floor

Lake Mary, Florida 32746

(585) 736-9400 • VerifyMe.com

Nasdaq: VRME